FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 29, 2005


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:   First quarter MD&A.

OPERATING AND FINANCIAL REVIEW FOR THE THREE MONTH PERIOD ENDED
MARCH 31, 2005

Overview

         The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated balance sheets as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2004 and the related notes there to included in our annual report on Form 20-F for the year ended December 31, 2004 (the "20-F") and the consolidated balance sheets as of December 31, 2004 and March 31, 2005, and for the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for the each of three month periods ended March 31, 2004 and 2005 and the related notes included herein. The information as of March 31, 2005 and March 31, 2004 and for each of the three month periods ended March 31, 2004 and 2005 are not audited.

         Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements see "Item 3D. Risk Factors" in our 20-F.

         We were formed in 1993 and commenced operations in 1994 pursuant to a revenue sharing agreement with Turk Telekom. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At the same time we entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network. On September 20, 2003, we signed an agreement (the "Amended Agreement") with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998. As a result of intervention by the Telecommunications Authority, we entered into a new supplemental protocol with Turk Telekom in 2003.

         Under the license, we pay ongoing license fees to the Turkish Treasury equal to 15% of our gross revenue, which includes monthly fixed fees and communication fees including taxes, charges and duties paid to the Turkish Treasury. Since June 2004, SIM card sales, outgoing roaming revenues and late payment interest charge have been included in the definition of gross revenue and included in the monthly ongoing license fees computations. Under our interconnection agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network. We also have interconnection agreements with Telsim Mobil Telekomunikasyon Hizmetleri A.S. ("Telsim"), TT&TIM Iletisim Hizmetleri A.S. ("AVEA"), Milleni.com GMBH ("Milleni.com") and Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. ("Globalstar") pursuant to which we have agreed, among other things, to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours.

         As of March 31, 2005, we have made capital expenditures amounting to approximately $4.6 billion including the cost of our licenses. The build-out of our network in Turkey is now substantially complete, with coverage at March 31, 2005 of 100% of the Turkish population 10,000 or more people. As of March 31, 2005, our network covers 99.89% of the Turkish population living in cities of 5,000 or more and 99.66% of the Turkish population living in cities of

3,000 or more. Coverage also includes substantially all of the Mediterranean and Aegean coastline. We meet the coverage requirements of our license.

         Our subscriber base has expanded from 63,500 at year-end 1994 to approximately 15.7 million at year-end 2002, 19.0 million at year-end 2003, 23.4 million at year-end 2004 and 24.3 million as of March 31, 2005. Based on the announcements of the Telecommunications Authority, there are approximately 36.8 million subscribers in the Turkish GSM market as of March 31, 2005. The penetration rate in the Turkish GSM market was approximately 50% for the year end of 2004 and market is expected to continue to grow. Based on expected intensifying competition particularly during the second half of 2005, we believe the market should continue to grow, though at a lower pace and the penetration rate should reach approximately 65% by the 2007 year end. Based on improving macro economic indicators such as GNP per capita, stable political environment and high consumer sentiment, we may see penetration rates in Turkey as high as some of the European peers. Increasing competition may induce higher than expected growth and penetration in the longer term. We expect to achieve a continued growth in our subscriber base in 2005 but at a slower pace compared to that of 2004.

         Our prepaid mobile service increases our market penetration and limits credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. By March 31, 2005, 19.1 million subscribers had commenced usage of the prepaid service. Average selling and marketing expenses per prepaid subscriber are generally less than that for postpaid subscribers and average minutes of use per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than for postpaid subscribers. Our average monthly minutes of use per subscriber has increased 6% to 59.6 minutes for the three month period ended March 31, 2005 from 56.4 minutes for the same period in 2004 mainly due to the favorable effect of the improving macroeconomic environment on consumer sentiment along with volume and segment based campaigns and mass loyalty programs. Our average revenue per user decreased 6% to $12.0 for the three month period ended March 31, 2005 from $12.7 for the same period in 2004. The decrease was mainly due to price discount initiatives which started especially in the second half of 2004 (e.g.PSTN=Onnet) and dilutive impact of prepaid subscriber base despite increasing minutes of usage and tariff raises in May and November 2004. We expect the aggressive price competition to continue in 2005. However, we expect that the blended minutes of usage will improve slightly in 2005 compared to 2004 due to the positive macroeconomic indicators and consumer sentiment, our strong customer relations management activities and the continuing impact of volume based campaigns. However, we expect average revenue per subscriber to be similar to 2004 in 2005. Improvement in usage, favorable US dollar / TRY parity and increasing VAS and data revenue are positive factors while expected decrease in incoming interconnection rates, price discount initiatives which started especially in the second half of 2004 and dilutive impact of prepaid subscribers are expected to impact average revenue per subscriber negatively in 2005. See "Item 5D. Trend Information" in our 20-F.

         Churn is calculated as the total number of subscriber disconnections during a period as the percentage of the average number of subscribers for the period. Churn refers to subscribers that are disconnected, both voluntary and involuntary. Under our disconnection process, subscribers who do not pay their bills are disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. During the year ended December 31, 2004, we disconnected approximately 123,038 additional subscribers for nonpayment of bills and our annual churn rate was 9.1%. For the three month period ended March 31, 2005, we disconnected approximately 32,717 additional subscribers for nonpayment of bills. Our churn rate was 2.5% for the three month period ended March 31, 2005. We have a bad debt provision in our financial statements for such non-payments and disconnections which amounted to $133.9 million and $136.8 million as of December 31, 2004 and March 31, 2005, respectively, which we believe is adequate. Prior to 2003, the majority of subscriber disconnections were due to non payment of bills. However, starting from 2003, the majority of subscriber disconnections were prepaid subscribers' disconnections as a result of the increased number of our prepaid subscribers in our subscriber base. We expect the churn rate to increase as a result of the increase in competition in the GSM mobile market in 2005, but it is expected to be kept below 2003 levels.


International and Other Domestic Operations

         In 2004, we have invested in Digital Cellular Communications ("DCC"), which is located in Ukraine and we continue to follow up investing opportunities in Iran. Our operations in Ukraine commenced during the second quarter of 2004 and on February 1, 2005, LLC Astelit ("Astelit"), which is a 99% owned subsidiary of DCC commenced its operations with GSM 1800 technology by introducing its new brand.

         The operations in Iran have not been able to commence. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests reduction of our stake in Irancell to 49% and included several other amendments to the terms of the license agreement originally agreed, and submitted these amendments to the Guardian Council for their consent. In May 2005, the Guardian Council has given their consent. The consent will be approved by the Iranian President. Our management is assessing the impact of this change to the license agreement including the reduction of our stake in Irancell which results in a voting ownership of less than 50% for us and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. Our management believes that these developments call into question the future of our investment in Iran and as a consequence of these developments, we are in the process of evaluating the potential elements of the new structure and extend discussions with local authorities as well as current and potential partners to ensure appropriate ownership structure and management controls in the local company.

         On May 27, 2005, Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom") sold all of its shares in Kibrisonline Limited Sirketi ("Kibrisonline") to Digitech Iletisim Limited ("Digitech") for a consideration of TRY 25,000 (equivalent to $0.018 million at March 31, 2005)

         For a description and additional information regarding our international and other domestic operations see "Item 4B. Business Overview--International Operations" and "--Other Domestic Operations" in our 20F.

Critical Accounting Policies

         For a discussion of our critical accounting policies, please see "Item
 5. Operating and Financial Review and Prospects-Critical Accounting Policies" in our 20-F. There have been no material changes in our critical accounting policies since the date of our 20-F.



Revenues

         Our revenues are mainly derived from communication fees, monthly fixed fees, sales of SIM cards, commission fees on betting business and call center revenues. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber's service package. Monthly fixed fees are charged to each postpaid subscriber in a specified monthly amount that varies according to the subscriber's service package, regardless of actual use of our GSM network services. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. Commission fees on betting business relate to operating a central betting system and head agency fees. Such fees are


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


recognized at the time the services related to the betting games are rendered. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated and third party companies. In March 2001, we launched General Packet Radio Services ("GPRS") in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP, SMS and internet applications. GPRS charges are based on the amount of data downloaded by subscribers.

         In June 2003, we commercially launched our new multifunctional mobile service platform under the commercial name "Shubuo". Shubuo provides our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, subscribers are allowed to choose from several service packages each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers may choose from these services according to their interests and buy individual packages for a monthly fee. Subscribers receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc.

         We recognize SIM card sales as revenue upon initial entry of a new subscriber into the GSM network, only to the extent of the direct costs associated with providing these services. Excess SIM card sales, if any, are deferred and recognized over the estimated effective subscription contract life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

         As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

         In accordance with the Telecommunications Law, we set our tariffs independently, subject to maximum prices defined by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Telecommunications Authority at least seven days before the amendment of any tariff. We raise tariffs from time to time to offset inflation and devaluation of the New Turkish Lira ("TRY"). We have taken actions to increase revenues, including raising tariffs in March and December 2003, May and November 2004 and May 2005. We also launched a variety of new tariff packages to set tariffs according to customer satisfaction and to attract new subscribers. We will continue to monitor the market and the implementation of the price will depend on the competitive, regulatory and macroeconomic environment. We aim to strike the right balance between achieving our revenue goals and maintaining our "better value for money" image in the market and will continuously offer products, services and tariff options that are in line with the needs and expectations of our subscribers.

         Although the Amending Law No. 4673, or "the Amending Law", has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, the Telecommunications Authority implemented the cost based interconnect tariff for the telecommunications sector. See "Item 4B-Business Overview-Regulation of the Turkish
Telecommunications Industry" in our 20-F.

         Per the Amended Agreement, effective from September 20, 2003 onwards, we charge Turk Telekom a net amount of TRY 0.2100 (equivalent to $0.15 at March 31, 2005) per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network instead of a net amount of basic unit price minus $0.06. For incoming international calls that are terminated at our network, we were charging Turk Telekom 30% of the international settlement charge which is transferred by the foreign PSTN and GSM operators to Turk Telekom. Under the Amended Agreement, we charge Turk Telekom 45% of international settlement charge. On October 11, 2003, the Telecommunications Authority resolved that we would charge TRY 0.1788 (equivalent to $0.13 at March 31, 2005) per minute for traffic originating on all other mobile operators' networks and terminating on our network effective from September 23, 2003. We believe the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004, if applied, will lead to further reductions in termination rates, as pricing terms of the interconnection agreements among operators have not been established through negotiations. For detailed information on reference pricing, see "Item 4B. Business Overview--Regulation of the Turkish Telecommunications Industry" in our 20F. We entered into an interconnection agreement with Milleni.com in April 2001. Under the interconnection agreement with Milleni.com, we charged Milleni.com a net amount of (euro)0.10 per minute for our network terminated traffic. The business relationship on interconnection between Milleni.com and us has been bilaterally terminated as of June 21, 2004. However, on February 21, 2005, Bilisim Telekom, one of our subsidiaries, and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, for onward transmission to their destinations. Under the new supplemental interconnection agreement signed with Globalstar on December 11, 2003, we charge Globalstar a net amount of $0.175 per minute for our network terminated traffic. In addition, we charge Globalstar a net amount of $0.03 per SMS.

       The following table shows the amounts we charge Turk Telekom, Telsim and AVEA as of March 31, 2005 and June 30, 2005 both in TRY and equivalent US dollars at March 31, 2005.

                               March 31,                      June 30,
                                 2005                           2005
                     --------------  -------------- ------------ --------------
                          TL              USD           TL             USD
                     --------------  -------------- ------------ --------------
Turk Telekom            0.1975           0.14         0.2017          0.15
Telsim                  0.1922           0.14         0.1953          0.14
AVEA                    0.2032           0.15         0.2065          0.15


       During 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority but we were unable to reach an agreement with IsTim and we commenced litigation proceedings to prevent the imposition of an agreement by the Telecommunications Authority. The introduction of national roaming in Turkey could have a negative impact on our revenues. For a description of the dispute regarding the national roaming agreement and the risks related to this dispute, see "Item 8A. Consolidated Statements and Other Financial Information--Legal Proceedings--Dispute on National Roaming Agreement" in our 20F.

         We expect our revenues to increase at a slower pace compared to 2004, mainly derived from increase in subscriber base and appreciation of TRY, together with the improvement in the macroeconomic indicators and improving usage despite lower interconnection rates in 2005, dilutive impact of increasing prepaid subscribers and price discount initiatives which started in the second half of 2004.

Operating Costs

         Direct Cost of Revenues

         Direct cost of revenues includes mainly ongoing license fees, transmission fees, base station rents, billing costs, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees paid to Telsim, AVEA, Milleni.com and



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


Globalstar and wages, salaries and personnel expenses for technical personnel. Direct cost of revenues also includes costs arising from legal disputes, which relates to items included in direct cost of revenues. For a detailed discussion of our legal and arbitration proceedings, see "Item.8A Consolidated Statements and Other Financial Information- Legal Proceedings" in our 20-F.

         Under the Amended Agreement, we paid Turk Telekom interconnection fees of TRY 0.0500 (equivalent to $0.04 at March 31, 2005) per minute for local calls from our network to the Turk Telekom fixed-line network and TRY 0.0700 (equivalent to $0.05 at March 31, 2005) per minute for non-local calls from our network to the Turk Telekom fixed-line network. On the basis of the Amended Agreement signed with Turk Telekom, we modify the interconnection fees according to the consumer price index and foreign currency exchange rate on quarter basis. For international calls originating on our network, we pay Turk Telekom the normal one-unit call charge as outlined in Turk Telekom tariffs in force without any discount. We pay Turk Telekom 70% of the net amount of the normal per-minute call charge, as outlined under Turk Telekom's current tariffs.

         On November 11, 2003, after the resolution of the Telecommunications Authority on the pricing terms, Telsim and we determined the new pricing terms, which resulted in an amendment in the interconnection agreement. Per the Telecommunications Authority resolution, we paid TRY 0.1788 (equivalent to $0.13 at March 31, 2005) per minute for calls originating on our network and terminating on Telsim's network effective from September 23, 2003. On the basis of the Amended Agreement signed with Telsim, we modify the interconnection tariffs according to the consumer price index. On October 11, 2003, the Telecommunications Authority resolved that we would pay TRY 0.2338 (equivalent to $0.17 at March 31, 2005) per minute for traffic originating on our network and terminating on Aria's or Aycell's network effective from September 23, 2003.

         We had entered into interconnection agreements with Is-Tim and Aycell that were effective on March 9, 2001 and July 19, 2001, respectively. After the merger of Aria and Aycell under the company name of TT&TIM, we cancelled our interconnection agreement with Aycell. Our interconnection agreement with Is-Tim was renewed with TT&TIM, which changed its name to AVEA on October 15, 2004.

         Under our interconnection agreement with Milleni.com, each of the parties agreed to provide telecommunications services to each other whereby Milleni.com could convey calls to Milleni.com's switch for onward transmission to their destinations. Milleni.com charged us at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. The business relationship on interconnection between Milleni.com and us has been bilaterally terminated as of June 21, 2004. However, on February 21, 2005, Bilisim Telekom and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, for onward transmission to their destinations.

         The following table shows the amounts we pay Turk Telekom, Telsim and AVEA as of March 31, 2005 and June 30, 2005 both in TRY and equivalent US dollars at March 31, 2005.


                                  March 31,                     June 30,
                                    2005                          2005
                        --------------  ------------- ------------  ------------
                             TL              USD          TL               USD
                        --------------  ------------- ------------  ------------
Turk Telekom
     Local Calls            0.0494          0.04         0.0504            0.04
     Non-Local Calls        0.0691          0.05         0.0706            0.05
Telsim                      0.1922          0.14         0.1953            0.14
AVEA                        0.2657          0.19         0.2700            0.20

         Under the Globalstar interconnection agreement, we pay Globalstar a net amount of $0.40 per minute up to 500,000 minutes, $0.31 per minute for traffic between 500,000-1,000,000 minutes, $0.25 per minute for traffic between 1,000,000-2,000,000 minutes and $0.20 per minute for traffic after 2,000,000 minutes. In addition, we pay Globalstar a net amount of $0.03 per SMS.

         General and Administrative

         General and administrative expenses consist of fixed costs including company cars, office rent, office maintenance, travel, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. Our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

         Selling and Marketing

         Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, prepaid frequency usage fees, wages, salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training and communication expenses.

         The average acquisition cost was approximately $23 and $24 per new subscriber for the three month periods ended March 31, 2004 and 2005, respectively. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and the special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue in our statements of operations. We believe the average acquisition cost may increase in 2005 as a result of an increasingly competitive environment. Although our selling and marketing expenses may increase in terms of amount, we plan to keep our selling and marketing expenses stable as a percentage of our revenue under the foreseeable competition level in 2005.

Results of Operations

         The following table shows information concerning our consolidated statements of operations for the periods indicated.


                                                         Three month ended
                                                             March 31,
                                                   -----------------------------
                                                       2004              2005
                                                   -----------------------------

Revenues                                               745.5             898.0
Direct cost of revenues                               (433.0)           (523.5)
                                                      -------           -------
     Gross profit                                      312.5             374.5
General and administrative expenses                    (29.3)            (35.1)
Selling and marketing expenses                         (76.0)           (103.6)
                                                      -------           -------
     Operating income                                  207.2             235.8
Income from related parties, net                         0.5               0.3
Interest expense, net                                  (40.5)            (23.2)
Other income (expense), net                             (0.5)              1.6
Equity in net income of unconsolidated investees         7.9              13.1
Minority interest                                        1.0               1.9
Translation loss                                       (20.2)             (4.1)
                                                      -------           -------
     Income before taxes                               155.4             225.4
Income tax expense                                     (29.2)            (97.0)
                                                      -------           -------
     Net income                                        126.2             128.4
                                                      =======           =======

         The following table shows certain items in our consolidated statements of operations as a percentage of revenues.

                                                      Three months ended
                                                          March 31,
                                                 --------------- --------------
                                                     2004            2005
                                                 --------------- --------------
Statements of Operations (% of revenue)
Revenues
        Communication fees                              96.8           94.7
        Commission fees on betting business             -               2.5
        Monthly fixed fees                               1.6            1.5
        SIM card sales                                   1.1            1.0
        Call center revenues                             0.3            0.2
        Other                                            0.2            0.1
Total revenues                                         100.0          100.0
       Direct cost of revenues                         (58.1)         (58.3)
       Gross margin                                     41.9           41.7
       General and administrative expenses              (3.9)          (3.9)
       Selling and marketing expenses                  (10.2)         (11.5)
Operating income                                        27.8           26.3


         Three month period ended March 31, 2005 compared to three month period ended March 31, 2004

         We had 24.3 million subscribers, including 19.1 million prepaid subscribers, as of March 31, 2005, compared to 19.7 million subscribers, including 14.8 million prepaid subscribers, as of March 31, 2004. During the first quarter of 2005, we added approximately 0.9 million net new subscribers.


         Revenues

         Total revenues for the three month period ended March 31, 2005 increased 20% to $898.0 million from $745.5 million for the same period in 2004. The increase in revenues is mainly due to the growth in the number of subscribers, increased usage and tariff increases.

         Revenues from communication fees for the three month period ended March 31, 2005 increased 18% to $850.2 million from $721.8 million for the same period in 2004 mainly due to increased usage, the increase in our subscriber base and the increase in tariffs. Communication fees include SMS revenue, which amounted to $103.8 million for the three month period ended March 31, 2005 and $82.5 million for the same period in 2004.

         Inteltek commenced its operations of fixed odds betting games in April 2004, pursuant to the agreement signed with Genclik ve Spor Genel Mudurlugu on October 2, 2003 and started to generate commission revenue from betting business. Commission revenue from betting business amounted to $22.6 million as of March 31, 2005.

         Revenues from monthly fixed fees for the three month period ended March 31, 2005 increased 13% to $13.5 million from $11.9 million for the same period in 2004 mainly due to the increase in our subscriber base and commencement of operations in Ukraine.

         SIM card revenues for the three month period ended March 31, 2005 increased 5% to $8.7 million from $8.3 million for the same period in 2004.

         Direct cost of revenues


         Direct cost of revenues increased 21% to $523.5 million for the three month period ended March 31, 2005 from $433.0 million for the same period in 2004 mainly due to the increase in revenue-based costs such as the ongoing license fees paid to the Turkish Treasury.

         Ongoing license fees paid to the Turkish Treasury increased 27% to $174.2 million for the three month period ended March 31, 2005 from $137.5 million for the same period in 2004 due to increase in revenues and change in the determination of gross revenue in accordance with the settlement agreement. Interconnection costs increased 29% to $82.1 million for the three month period ended March 31, 2005 from $63.7 million for the same period in 2004 mainly due to the increase in revenues from communication fees.

         Transmission costs, site costs, information technology and network maintenance expenses and infrastructure costs decreased approximately 17% to $29.2 million for the three month period ended March 31, 2005 from $35.3 million for the same period in 2004 mainly due to the decrease in transmission fees by Turk Telekom of approximately 23% on June 1, 2004. In addition, uncapitalizable antenna site costs and expenses increased 44% to $40.0 million for the three month period ended March 31, 2005 from $27.8 million for the same period in 2004 mainly due to the increase in capital expenditures and consequently increase in radio network operations.

         Roaming expenses increased 35% to $15.8 million for the three month period ended March 31, 2005 from $11.7 million for the same period in 2004, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting better economic climate during the first quarter of 2005 and the fact that we added 61 new roaming operators for GSM, 81 for GPRS and 30 for Active Customised Applications for Mobile Network Enhanced Logic ("active CAMEL") technologies since March 31, 2004 to March 31, 2005. Expansion of GPRS roaming coverage via additional GPRS roaming agreements and active CAMEL, which enables our pre-paid subscribers to be able to roam at foreign operators' networks, also resulted in higher roaming expenses.

         Billing costs increased 4% to $7.0 million for the three month period ended March 31, 2005 from $6.7 million for the same period in 2004.

         Depreciation and amortization charges increased 4% to $109.1 million for the three month period ended March 31, 2005 from $104.5 million for the same period in 2004. The amortization expense for our GSM and other telecommunication licenses was $6.1 million and $5.0 million for the first three month periods ended 2005 and 2004, respectively.

         The cost of SIM cards sold increased 51% to $12.4 million for the three month period ended March 31, 2005 from $8.2 million for the same period in 2004 reflecting primarily an increase in the number of SIM cards sold during the first quarter of 2005.

         Wages, salaries and personnel expenses for technical personnel increased 26% to $30.6 million for the three month period ended March 31, 2005 from $24.3 million for the same period in 2004 mainly due to the increase in the headcount, the periodic increase in salaries and commencement of operations in Ukraine.

         As a percentage of revenues, direct cost of revenues increased to 58.3% for the three month period ended March 31, 2005 from 58.1% for the same period in 2004.

         Gross profit increased to $374.5 million for the three month period ended March 31, 2005 from $312.5 million for the same period in 2004 mainly due to increase in communication fees and commission fees on betting business.

         General and administrative expenses

         General and administrative expenses increased 20% to $35.1 million for the three month period ended March 31, 2005 from $29.3 million for the same period in 2004, mainly due to the increase in wages, salaries and personnel expenses and bad debt expense despite the one-time fees paid for the Iran GSM license tender in the first quarter of 2004. As a percentage of revenues, general and administrative expenses remained stable at 3.9% for both the three month periods ended March 31, 2005 and 2004.

         Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 41% to $13.0 million for the three month period ended March 31, 2005 from $9.2 million for the same period in 2004 mainly due to the increase in the headcount, periodic increase in salaries and commencement of operations in Ukraine.

         Bad debt expenses increased to $7.5 million for the three month period ended March 31, 2005 from $7 thousand for the same period in 2004. Since the improved collection activities such as credit scoring, a new option whereby subscribers can make payments under an installment plan and new collection channels and improvement in the legal follow-up system to decrease fraud was activated in 2004, the positive impact of this new system has decreased the bad debt expense at the first quarter of 2004. We provided an allowance of $136.8 million and $138.7 million for doubtful receivables for the three month period ended March 31, 2005 and 2004, respectively, identified based upon past experience in our consolidated financial statements.

         In the first quarter of 2004, Turkcell made a payment to BNP Paribas relating to the GSM license tender on behalf of Irancell. According to the tender conditions, the Irancell Consortium (the "Consortium") that acquires the license will pay the consultancy fees of BNP Paribas (which acts as the consultant to the Iranian Authorities). In the first quarter of 2004, we paid such consultancy fees and charged $8.9 million to general and administrative expenses.

         Consulting expenses increased 15% to $2.7 million for the three month period ended March 31, 2005 from $2.3 million for the same period in 2004, mainly due to the consulting services related with the commencement of operations in Ukraine.


         Selling and marketing expenses


         Selling and marketing expenses increased 36% to $103.6 million for the three month period ended March 31, 2005 from $76.0 million for the same period in 2004, mainly due to the increase in prepaid subscribers' frequency usage fees, increased advertising expenses resulting from intensifying competition. As a percentage of revenues, selling and marketing expenses were 12% and 10% for the three month periods ended March 31, 2005 and 2004, respectively.

         Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 43% to $54.2 million for the three month period ended March 31, 2005 from $37.9 million for the same period in 2004. The increase in 2005 mainly stemmed from the increase in prepaid subscribers' frequency usage fees and advertising expenses. See "Item 8A. Consolidated Statements and Other Financial Information-Legal Proceedings" in our 20-F.

         Total postpaid advertising, market research, product management, public relations and call center expenses increased 34% to $19.9 million for the three month period ended March 31, 2005 from $14.9 million for the same period in 2004 mainly due to the increased advertising and customer relations expenses.

         Wages, salaries and personnel expenses for selling and marketing employees increased 29% to $12.0 million for the three month period ended March 31, 2005 from $9.3 million for the same period in 2004 mainly due to the increase in the headcount, periodic increase in salaries and commencement of operations in Ukraine.

         Activation fees increased 74% to $10.6 million for the three month period ended March 31, 2005 from $6.1 million for the same period in 2004 mainly due to the increase in the number of activations and the increase in premiums per activation .


         Operating income

         Operating income increased 14% to $235.8 million for the three month period ended March 31, 2005 from $207.2 million for the same period in 2004, mainly due to the increase in revenues.

         Interest expense, net

         Interest expense, net decreased 43% to $23.2 million for the three month period ended March 31, 2005 compared to $40.5 net interest expense, net for the same period in 2004. The change between periods was mainly due to the effect of legal provisions. Interest expense related to legal provisions was $37.7 million for the three month period ended March 31, 2005 compared to $55.1 million for the same period ended March 31, 2004. For detailed information related to these disputes see "Item 8A Consolidated Statements and Other Financial Information - Legal Proceedings" in our 20F.

         Equity in net income of unconsolidated investees

         Our share of the net income of unconsolidated investees was $13.1 million for the three month period ended March 31, 2005 compared to $7.9 million for the same period in 2004. The increase in net income of unconsolidated investees is due to an increase in Fintur's net income to $31.7 million for the three month period ended March 31, 2005 from $19.0 million for the same period in 2004.

         Translation loss

         We recorded a translation loss of $4.1 million for the three month period ended March 31, 2005 compared to $20.2 million for the same period in 2004. Decrease in translation loss experienced for the three months period ended March 31, 2005 stemmed from the 2% depreciation of TRY against the US dollar for the three month period ended March 31, 2005 compared to the 6% appreciation of the TRY against the US dollar for the same period in 2004. As we recorded significant amount of accruals against legal disputes in our balance sheet and nearly all of the accruals are in terms of TRY, the devaluation of TRY resulted in a translation gain.

         Income tax expense

         Income tax expense for the three month periods ended March 31, 2005 and 2004 was $97.0 million and $29.2 million, respectively. We establish valuation allowances in accordance with the provisions of SFAS No. 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate and our projections of future taxable income, among other factors. We forecast to have taxable income in 2005 and onwards and have generated taxable income for past two years. Recently, the economic and political situation in Turkey has become more stable and there are positive expectations about the near term future. Further, there are positive developments regarding the Turkey's membership to the European Union. In the fourth quarter of 2004, the member states of European Union decided that the membership discussions with Turkey will start on October 3, 2005. Such decision is expected to have certain political and economic benefits for Turkey in near future. Furthermore, the settlement agreements with Turk Telekom and the Turkish Treasury have been signed in the fourth quarter of 2004. We believe that these developments provide us a better visibility about the near term future. As a result, as of March 31, 2005, our assessment of the realizability of the deferred tax assets and related valuation allowance requirements is consistent with that made at December 31, 2004. We concluded that it was more likely than not that the deferred tax assets of $272.7 million were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, we believe a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation of approximately $12.2 million is recorded as of March 31, 2005 (December 31, 2004: $17.2 million) for such amounts. The valuation allowance at December 31, 2004 and March 31, 2005 has been allocated between current and non-current deferred tax assets on a pro-data basis in accordance with the provisions of SFAS No. 109. We believe that it is more likely than not the net deferred tax asset of approximately $272.7 million as of March 31, 2005 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. We will continue to evaluate the realizability of our deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

         Net income

         Net income increased slightly to $128.4 million for the three month period ended March 31, 2005 compared to net income of $126.2 million for the same period in 2004.

Taxation Issues in Telecommunications Sector

         For a discussion of Turkish Tax legislation on telecommunications revenues, please see "Item 5A. Operating Results-Taxation Issues in Telecommunications Sector" in the 20-F. Other than as disclosed herein, there have been no material changes in the taxes imposed on telecommunications services since the date of the 20-F.

Investment Incentive Certificates

         In 1993, 1997, 2000, 2001 and 2004, the Under Secretariat of the Treasury approved investment incentive certificates for a program of capital expenditures made by us and our subsidiaries in our mobile communications operations, call center operations and betting games operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions were subject to withholding tax at a rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of March 31, 2005, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4.4 billion in qualifying expenditures as defined in the certificates. As of March 31, 2005, we had unused tax credit carryforwards under the certificates of approximately $294.7 million ($313.1 million as of December 31, 2004). Such tax credit can be carried forward indefinitely. The certificates are denominated in TRY. However, approximately $0.5 billion of qualifying expenditures through March 31, 2005 ($0.7 billion as of December 31, 2004) under the certificates are indexed against future inflation.

         Law No. 4842, which made changes in certain taxation matters, was announced on April 24, 2003. For a discussion of these changes, see "Item 5A. Operating Results - Investment Incentive Certificates" in our 20-F.

Capital Transactions

         On April 5, 2005, our board of directors declared that our statutory paid-in capital would be increased from TRY 1,474.6 million to TRY 1,854.9 million by adding TRY 234.1 million out of the total dividend for 2004 and the statutory capital inflation adjustment included in the financial statements prepared in accordance with the accounting standards promulgated by the Capital Markets Board of Turkey (the "CMB") amounting to TRY 146.2 million for 2004. The increase of TRY 380.3 million would be distributed to our shareholders in the form of stock split. The capital increase was accounted for as a stock split in our accompanying consolidated financial statements. As a result of the aforesaid transactions, we issued new shares with a total nominal value of TRY 380,247,980.

         All share amounts and per share figures reflected in our historical financial statements have been retroactively restated for the stock splits discussed above.

         On February 21, 2005, our board of directors decided to increase the our statutory paid-in capital ceiling from TRY 1,500.0 million to TRY 2,200.0 million. Our application for the statutory paid-in capital ceiling as TRY 2,200.0 million has been approved by the shareholders of us at the Annual General Assembly Meeting held on April 29, 2005, the CMB and Ministry of Trade of Turkey.

         On March 25, 2005, Cukurova Holding announced that it had an intention to sell approximately 53% of its directly and indirectly held shares in Turkcell Holding shares for a cash consideration of $3.1 billion to Sonera Holding BV ("Sonera"). Finalization of the transaction was subject to completion of the final agreement, due diligence reports and obtaining the necessary permissions from regulatory authorities including an exemption to be granted to Sonera by the CMB for not offering the same purchase price per share for the public shares. If the transaction had been finalized as planned, the Cukurova Group's effective interest in us would have decreased approximately to 13.3% and Sonera's effective interest would have increased to approximately 64.1%. On May 23, 2005, Cukurova Holding announced that the exclusive negotiation obligation period was finalized without a conclusion on a share purchase/sale agreement between the parties. In the same announcement, it was noted that, as a result of public reaction and opinions raised at Annual Shareholders' Meeting on the issue, Cukurova Group will start to work on options that may not lead to a change in our control structure and/or Turkcell Holding AS's control structure. Following Cukurova Holding's announcement, Sonera has filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce. Sonera has also filed a request for interim measures at a civil court in Geneva. Sonera demanded the court to prohibit Cukurova Holding to initiate or continue negotiations to sell or pledge shares in Turkcell Holding with third parties other than Sonera.

         On June 13, 2005, the Cukurova Group announced that the Cukurova Group and Alfa Group formed a $3.3 billion financial package. The financial package consists of an approximately $1.7 billion six-year duration loan while the remaining portion will be a year 2011 dated convertible bond. The bonds can be exchanged into shares of a Cukurova Group company after 18 months, which may lead to a 13.2% indirect ownership of Alfa Group in us. Finalization of the deal is subject to due diligence reports and obtaining the necessary permissions from regulatory authorities. In the same announcement, it was noted that, the funds will be primarily used by the Cukurova Group to retire its debt to the SDIF and finance the Cukurova Group's option regarding the acquisition of Yapi Kredi Bank's shares in us and Turkcell Holding.

Effects of Inflation

         The annual inflation rates in Turkey were 29.7%, 18.4% and 9.3% for the years ended December 31, 2002, 2003 and 2004, respectively, based on the Turkish consumer price index. Annual inflation rates were 7.9% as of March 31, 2005 and 11.8% for the same period in 2004. With the help of tight monetary policy followed by the Central Bank of Turkey and 6.5% target primary budget balance required by the IMF program, inflation has decreased to single digit numbers. The current inflation target set by the Central Bank of Turkey is 8% for 2005. Furthermore, the Central Bank of Turkey announced that it will start inflation targeting from 2006. With adherence to the IMF program and implementation of structural reforms, inflation could be decreased further in 2005. In addition to the IMF Program, the decision by the European Union on December 17, 2004 which allows Turkey to start negotiations for a full membership starting from October 3, 2005, will also be a very important factor in the success of macro economic policies intended to decrease inflation. For additional information about the effects of inflation, see "Item 3A. Selected Financial Data - Exchange Rate Data" and "Item 3D. Risk Factors" in our 20-F.

New Accounting Standards Issued

         In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS No. 123 (R) requires that the compensation costs relating to share -based payment transactions will be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123 (R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123 (R) as of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123 (R) is not expected to have a material effect on our consolidated financial statements.

         In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations an interpretation of SFAS No. 143". FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations". An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred--generally upon acquisition, construction, or development and or through the normal operation of the asset. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but is not required. The adoption of FIN 47 is not expected to have a material effect on our consolidated financial statements.

         In March 2005, the FASB staff issued FASB Staff Position ("FSP") FIN 46
(R)-5, "Implicit Variable Interests under FIN 46 (R), Consolidation of Variable Interest Entities". FIN 46 (R)-5 is issued to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity ("VIE") or potential VIE when specific conditions exist. This issue commonly arises in leasing arrangements among related parties, and in other types of arrangements involving related parties and previously unrelated parties. For entities to which FIN 46(R) has been applied, the guidance in FIN 46 (R)-5 shall be applied in the first reporting period beginning after March 3, 2005 in accordance with the transition provisions of Interpretation 46(R). Early application is permitted for periods for which financial statements have not yet been issued. The adoption of FSP FIN 46(R)-5 is not expected to have a material effect on our consolidated financial statements.

         In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No.
154. SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after SFAS 154 is issued. The adoption of SFAS No. 154 is not expected to have a material effect on our consolidated financial statements.



Liquidity and Capital Resources

         Liquidity

         We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital, for various domestic and international business investments, for settled payments on legal disputes and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by our consolidated finance vehicle, Cellco Finance N.V. ("Cellco"), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999. We have extinguished the $300 million note early on November 10, 2003. During 2003 and 2004, we purchased Cellco Notes with a nominal value of $65.0 million from the market. Our reacquisition of these bonds is considered as early extinguishment of debt under the provisions of SFAS No. 140 and reduces outstanding indebtedness. As of March 31, 2005, total net outstanding Cellco debt amounts to $335 million.


         Summary of our consolidated cash flows for the three month periods ended March 31, 2005 and 2004 are as follows:

(In millions of USD)                                2004                 2005
                                                   -----                -----
Net cash provided by operating activities          201.1                295.3
Net cash used in investing activities              (66.5)              (221.4)
Net cash provided by financing activities          222.0                 34.3
                                                   -----                -----
Net increase in cash and cash equivalents          356.6                108.2
                                                  ======                =====


         The net cash provided by our operating activities for the three month periods ended March 31, 2005 and 2004 amounted to $295.3 million and $201.1 million, respectively. The increase in 2005 was primarily due to the net effect of payments with respect to litigations and increase in revenues in 2005.

         The net cash used in investing activities for the three month periods ended March 31, 2005 and 2004 amounted to $221.4 million and $66.5 million, respectively. Total investments in investees amounted to $209.9 million as of March 31, 2005 compared to $158.8 million as of March 31, 2004. For the three month period ended March 31, 2005, we spent approximately $217.2 million for capital expenditures compared with $53.2 million for the same period ended March 31, 2004. The increase in capital expenditures was mainly due to the increase in capital expenditures of DCC. The additional, capital expenditures made by DCC in 2005 mainly represent new network investments. The remaining capital expenditures are primarily due to increased capital expenditures for our GSM network in Turkey. In 2005, we are planning approximately $500.0 million capital expenditures in our network in Turkey in order to improve capacity, replace some of the phased out hardware, provide increased network functionality, and improve network efficiency in order to better serve our customers.

         The net cash provided by financing activities for the three month periods ended March 31, 2005 and 2004 amounted to $34.3 million and $222.0 million, respectively. As of March 31, 2005, $859.0 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $82.5 million with various leasing companies ($64.9 million for our headquarters and other real estate, $3.5 million for computers installed at the building, office equipment and company cars and $14.1 million for central betting system).

         During the first quarter of 2004, we have fully drawn down additional borrowings of $100 million from Akbank in February 2004 and $100 million from Garanti in March 2004. In addition, we have finalized the Syndicated Murabaha facility with Islamic Development Bank and HSCB Bank AS, which became effective on January 16, 2004 with the initial drawdown done on March 3, 2004.

         During the first quarter of 2005 Astelit has drawn down additional borrowings from Ericsson Credit AB, ABN Amro NV and HSBC Bank Plc to finance capital expenditures and for working capital requirements. During the first quarter of 2005, under the vendor financing agreement signed with Ericsson AB and Ericsson Credit AB, Astelit has utilized additional borrowings of $18.1 million. During the first quarter of 2005, under the vendor financing agreement signed with Nokia Corporation ("Nokia") and ABN Amro NV, Astelit has utilized an additional $29.5 million of borrowing. Astelit has also utilized $3.7 million under the vendor financing agreement signed with Sysdate Pty Ltd ("Sysdate") and ABN Amro NV during the first quarter of 2005. Besides, Astelit utilized $25.5 million from HSBC Bank Plc for working capital requirements.

Source of liquidity

         We believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2005 through our operating cash flow, our strong cash balance as of March 31, 2005. Additionally, we are currently evaluating local and international markets for new financing alternatives such as TRY denominated funding in order to reduce currency mismatch of our balance sheet.

         Astelit, being in the start-up process, continues to create negative operating cash flow and this is financed through external resources. Recently, shareholders contributed an additional $50.0 million capital for working capital requirements. For further financing sources, Astelit intends to rely on international and/or local debt financing to refinance existing vendor loans, additional capital expenditures, and working capital requirements. In this respect, Astelit signed a mandate letter for a long term financing arrangement with ING Bank N.V. and Standard Bank London Limited to arrange a financing of $280.0 million with a maturity of six years. The financing will be in the form of a syndicated loan and it is expected to be finalized in the second half of 2005. Astelit has not encountered any difficulties in attracting short term loans from local banks for short term financing needs and has utilized $5.0 million during first quarter of 2005 which was fully repaid with the capital increase proceeds. Additionally, loans amounting to $18.0 million from local sources were utilized in the second quarter of 2005. All these short term credits will be refinanced through the proceeds of long term financing.

Off-balance sheet arrangements

         Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions), under which a company has:

              -        provided guarantee contracts;

              -        retained or contingent interests in transferred assets;

              - any obligation under derivative instruments classified as equity; or

              - any obligation arising out of material variable interests in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

         Based on the shareholders agreement signed on January 27, 2004 and effective from April 2, 2004, we committed to arrange maximum $150.0 million of financing for DCC. We have substantially fulfilled our above mentioned commitment by acting as the guarantor of vendor financing agreements signed by Astelit, with Nokia and ABN Amro NV, Ericsson AB and Ericsson Credit AB and Sysdate and ABN Amro NV. In return of these guarantees, we pledged minority shares of Euroasia.

         Irancell had been selected as the licensee to be authorized to build and operate a nationwide GSM network in Iran and provide GSM services to the Iranian market. The GSM license agreement was signed on September 12, 2004 between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and the Guardian Council stated that the agreement concerning the mobile phone network will become effective upon the approval of the Parliament. Accordingly, Irancell must receive the Iranian Parliament's approval prior to the payment of the EUR 300 million of license fee in order to become the second licensed GSM operator in Iran. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests reduction of our stake in Irancell to 49%, and submitted to the Guardian Council for their consent. In May 2005, the Guardian Council has given their consent. The consent is expected to be approved by the Iranian President. We are assessing the impact of this change to the license agreement including the reduction of our stake in Irancell which results in a voting ownership of less than 50% for us and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. Our management believes that these developments call into question the future of our investment in Iran and as a consequence of these developments, we are in the process of evaluating the potential elements of the new structure and extend discussions with local authorities as well as current and potential partners to ensure appropriate ownership structure and management controls in the local company.

         As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a payment guarantee to the Iranian Authorities to EUR 300.0 million, for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. We have guaranteed EUR 210.0 million (equivalent to $272.1 million as of March 31, 2005) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, we have notified HSBC plc that we do not request any more extension of the payment guarantee beyond March 7, 2005 and stated that HSBC plc can release the payment guarantee. On July 26, 2005, EUR 210 million guarantee has been released. In addition to the upfront license fee, if the Iranian subsidiary of us is formally established and if the license is awarded, the Iranian subsidiary of us will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

         As of March 31, 2005, outstanding amount of the purchase contracts relating to advertising services was $23.0 million. As of March 31, 2005, we obtained advertising services amounting to $10.0 million from Asli Gazetecilik and the amount under the framework agreement signed with Asli Gazetecilik decreased to $15.0 million. In addition, we routinely enter into operating leases for property in the normal course of business. At March 31, 2005, there were no commitments and contingent liabilities in material amounts arising from such operating leases.

         Guarantees given on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

         Contractual Obligations and Commercial Commitments

         The following table illustrates our major contractual obligations and commitments as of March 31, 2005.


(US$ Million)                                    Contractual obligations and commitments due by period

                                           Total      Less than 1 year    1-3 years     4-5 years  After 5 years
                                           -----      ----------------    ---------     ---------  -------------
Long-Term Borrowings                       830.6           677.4            153.2           -            -
Settlement Agreements                      604.3           520.6             83.7           -            -
Finance Lease Obligations                    8.2              6.3             1.9           -            -
Purchase Obligations                       168.7            61.9            106.8           -            -
     Advertising services                  23.0             14.0              9.0           -            -
     GSM Equipment                         144.7            46.9            97.8            -            -
     Other Equipment                        1.0             1.0               -             -            -
Total Contractual Cash Obligations        1,611.8         1,266.2           345.6           -            -


         On December 24, 2004, we signed settlement agreements with the Turkish Treasury and Turk Telekom to settle our disputes on the calculation and payment of our 15% ongoing license fees accumulated from April 1998 through May 2004 and to settle our interconnection dispute regarding call termination pricing, for the period between April 1998 and September 2003, respectively and to end several other related lawsuits. In connection with the settlement agreement with the Turkish Treasury, we completed all payments as of March 31, 2005. With respect to the interconnection settlement agreement with Turk Telekom, our outstanding contractual obligation was $586.0 million as of March 31, 2005. After netting our interconnection receivables from Turk Telekom, our outstanding payable is $567.2 million of which $83.7 million is classified as long-term trade payable and $483.5 million is classified as current trade payables in our consolidated financial statements as of March 31, 2005. On October 13, 2004, we also settled our infrastructure usage dispute with Turk Telekom through negotiation. As of March 31, 2005 our outstanding payable is $18.3 related to the infrastructure settlement. We have paid TRY 56.7 million (equivalent to $42.2 million at March 31, 2005), TRY 266.5 million (equivalent to $198.6 million at March 31, 2005) and TRY 369.1 million (equivalent to $275.0 million at March 31, 2005) with respect to the infrastructure usage dispute with Turk Telekom, settlement agreement with the Turkish Treasury and settlement agreement with Turk Telekom, respectively as of May 31, 2005. For more information related to these disputes, see "Item 8A. Consolidated Statements and Other Financial Information--Legal Proceedings" in our 20F.

         Purchase obligations in relation to advertising services arise due to the "Amended Framework Agreement" signed with Asli Gazetecilik on May 30, 2004, extending the terms of the agreement until December 31, 2005, and the sponsorships agreement signed with ADD Production Medya A.S. ("ADD") relating to the sponsorship of Besiktas Jimnastik Klubu ("BJK"), a football club in Istanbul, on June 21, 2004. In accordance with the "Amended Framework Agreement", we paid $12.5 million and obtained advertising services amounting to $10.0 million as of March 31, 2005. Subsequent to March 31, 2005, we paid $2.5 million and obtained advertising services amounting to $2.5 million in accordance with this agreement.

         With respect to the sponsorships agreement signed between ADD and us on June 21, 2004, relating to the sponsorship of Besiktas Jimnastik Kulubu ("BJK"), a football club in Istanbul, we have paid $7.0 million to ADD on June 23, 2004 for 2004-2005 and 2005-2006 Football League seasons. In connection with this agreement, we have committed to pay $8.0 million to ADD in two equal installments on July 1, 2006 and on July 1, 2007 with respect to 2006 - 2007 and 2007 - 2008

Football League seasons. On May 31, 2005, BJK informed ADD that they want to terminate the agreement unilaterally and asked for the terms of termination. On June 1, 2005, ADD informed BJK that the agreement may be terminated immediately upon repayment of $3.5 million paid for the 2005-2006 Football League season, related stamp duty and interest and release of the commitment amounting to $8.0 million. On June 21, 2005, ADD made a repayment to us amounting to $3.5 million. On July 19, 2005 our commitment amounting to $8 million has been released with mutual agreement.

         Purchase obligations in relation to GSM equipment arise from GSM equipment supply and service contracts signed by Astelit. Astelit has entered into an $89.0 million vendor financing agreement with Ericsson AB and Ericsson Credit AB, EUR 125.0 million (equivalent to $162.0 million as of March 31, 2005) with Nokia and ABN Amro NV and $12.4 million with Sysdate and ABN Amro NV. As of March 31, 2005, Astelit has utilized $56.5 million, $58.2 million and $6.5 million of these facilities, respectively. As of March 31, 2005, our outstanding purchase commitments under these facilities were $35.0 million, $104.1 million and $5.9 million, respectively.


         Related Party Transactions

         For a discussion of our transactions with related parties see "Item 7B. Related Party Transactions" in our 20-F. There have been no material changes in our related party transactions since the date of our 20-F.

         Contingent Liabilities

         The following table illustrates our major contingent liabilities as of March 31, 2005.

                                              Amount of contingent liability expiration per period
                                                    Remaining
                                                    commitment
USD million                       Total amount     at March,31     Less than 1   1 - 3     4 - 5     Over 5
                                   committed           2005          year        years     years     years
                                    ---------         -----          ----        -----     -----     -----
Bank Letters of Guarantee              61.2            61.2             *         -         -         -
Guarantees
Irancell                              272.1           272.1         272.1         -         -         -

     Iranian Authorities              272.1           272.1         272.1         -         -         -
Digital Platform                       61.9            19.5          19.5         -         -         -
     BNP   -   Brussels    (Buyer      50.2            14.9          14.9         -         -         -
     Credit)
----------------------------------
     BNP - Hungary (Buyer Credit)      11.7             4.6           4.6         -         -         -
---------------------------------------------------------------------------------------------------------------


 * Subsequent to March 31, 2005, $10.2 million of the commitment has been released. Other than these guarantees, bank letter of guarantees are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.


         As of March 31, 2005, we are contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Treasury amounting to $10.2 million, and customs authorities, private companies and other public organizations amounting to $50.1 million. In addition, as of March 31, 2005, we are contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $0.9 million.


         Subsequent to March 31, 2005, the bank letter of guarantee given to the Turkish Treasury in relation to the settlement agreement with the Turkish Treasury has been released.


         As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a payment guarantee to the Iranian Authorities amounting to EUR 300 million for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. We have guaranteed EUR 210 million (equivalent to $272.1 million at March 31, 2005) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, we have notified HSBC plc that we do not request any more extension of the payment guarantee and stated that HSBC plc can release the payment guarantee. On July 26, 2005, EUR 210 million guarantee has been released. In addition to the upfront license fee, if the Iranian subsidiary of us is formally established and if license is awarded, the Iranian subsidiary of us will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

         Guarantees given on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

         Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

         We committed to arrange at maximum $150 million of financing for DCC until the end of 2006. We have substantially fulfilled the above mentioned commitment by acting as the guarantor of the vendor financing agreements signed by Astelit with Ericsson AB and Ericsson Credit AB, Nokia and ABN Amro NV and Sysdate and ABN Amro NV. In return of these guarantees, we pledged minority shares of Euroasia.

         Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $50.0 million of financing to Euroasia in proportion to their respective shareholding in Euroasia. The loan shall be used by Euroasia to fund its consolidated subsidiary Astelit. The capital of Euroasia will be increased with an amount being equal to the aggregate of the loan amount. Turktell Uluslararasi has fulfilled its commitment amounting to $25.5 million. However, Eurocorp, which is one of the minority shareholders of Euroasia, could not fulfil its commitment, as a result, in accordance with the shareholders loan agreement, Eurocorp has agreed to sell its 1.4% interest in Euroasia to Turktell Uluslararasi with a consideration of $2.0 million. On May 19, 2005, the transaction has been completed. Our effective interest in Euroasia has increased to 52.4%. According to the share sale and purchase agreement signed on June 2, 2005, Eurocorp has committed to sell its remaining 4.9% interest in Euroasia to Turktell Uluslararasi and other minority shareholder with a cash consideration of $4.0 million and $3.3 million, respectively. Based on the agreement, Turktell Uluslararasi elected to make related payments in three installments in three years. On June 15, 2005, required payments for the first installments amounting to $2.8 million and $2.3 million have been made by Turktell Uluslararasy and the other minority shareholder, respectively. Our effective interest in Euroasia has increased to 54.2%.

         Liquidity Outlook

         Under the current assumptions and circumstances, we expect to generate sufficient cash to maintain our strong cash position and positive free cash flow in the GSM business in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network through our operating cash flow, our strong cash balance as of March 31, 2005. Besides, in order to build a GSM 1800 network and fund operations in Ukraine, long term financing arrangements will be sufficient to fully fund Astelit's business plan.

         The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this MD&A.

         The important factors that may adversely affect our projections are general economic conditions, change in the competitive environment, developments in the domestic and international capital markets, increased investments, changes in telecommunication regulations.

         General Economic Conditions


         With the support of the encouraging outlook of the economy and the positive consumer sentiment in the market, we expect to maintain our net cash generation trend to be sustained. Government's efforts to engage in a new economic program with IMF lasting until 2007, acceptance of Turkey for membership negotiations with the EU, recovery in the purchasing power in line with the developments such as sustainable GDP growth, decreasing inflation in line with government targets, improved distribution of wealth and growing young and technology oriented population are projected to expand the GSM penetration in the market.

         However, any change in the above stated factors including structure of the current competition might create additional cash need for us.


         Loans

         In the first quarter of 2005, no borrowing has been obtained versus year 2004's total new financings of $300 million by Turkcell.


         In Ukraine, Astelit signed a mandate letter for a long term financing arrangement. On April 28, 2005, Astelit provided mandate to ING Bank N.V. and Standard Bank London Limited to arrange a financing of at least $280.0 million with a maturity of six years to refinance Astelit's existing vendor loans, additional capital expenditures and working capital requirements. The financing will be in the form of a syndicated loan and it is expected to be finalized in the third quarter of 2005.

         We believe that we will be able to fully fund the operations in Turkey by our cash from operations through the year 2005, which includes the repayment of approximately $590.2 million in debt principal and interest obligations. Besides, in order to build GSM network and fund operations in Ukraine, long term financing arrangements will be sufficient to fully fund Astelit's business plan through the year 2005 which includes the repayment of approximately $25.8 million in debt principal and interest obligations. Until the financial closing of the long term financing arrangements, Astelit will use funding resources in Ukraine as well as bridge facilities from mandated banks. Based on our debt repayment schedule, and our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector, pending litigation costs, capital expenditures and domestic and international investments and partnerships obligations, we do not foresee any funding gap in 2005. We continuously monitor and examine financing opportunities to improve our financial condition and performance. We continuously evaluate domestic and international debt and capital markets, looking for new financing alternatives for both restructuring and contingency purposes. We maintain effective relationships with financial institutions and watch the debt and capital markets for possible club deals, bilateral and syndicated loans, Eurobond issues, and many other financial instruments. We maintain our focus on strategies that lower the weighted average cost of total borrowing and extend the maturity of outstanding borrowings. We are reviewing the domestic loan alternatives of either extending the existing facilities or by obtaining additional domestic debt denominated in TRY.

         We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of subscribers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our business, consolidated financial condition or results of operations, or liquidity.

Credit Ratings

         Our debt ratings as of June 24, 2005:

         Standard & Poor's                  B

         Moody's                            B2

         Fitch                              BB-

                  The ratings upgrade had no impact on the interest cost of the existing debt. Any further upgrades from the ratings agencies may allow us to lower the cost of borrowing for any future indebtedness in the internal and external debt and capital markets. Conversely, any ratings downgrade may limit the Company's future access to debt and capital markets and increase the cost of borrowing.

Dividend Payments

         Until 2003, we did not make any dividend payments as a result of our accumulated losses under previous CMB accounting standards. The CMB adopted new accounting standards in 2003, which are generally in compliance with International Financial Reporting Standards ("IFRS"). We have adopted these accounting standards as of and for the year ended December 31, 2003 for CMB reporting purposes, and we have generated profit under those accounting standards.

         In 2004, we declared that we would pay a dividend amounting to TRY
236.3 million (equivalent to $172.4 million at March 31, 2005), of which one half TRY 118.2 million (equivalent to $86.2 million as of March 31, 2005) was distributed in cash and the other half was distributed in the form of bonus shares in June and July 2004, respectively. Future payment of dividends depend on our profitability and distribution of dividends in the following years may be considered depending on our financial performance, changes in the economic conditions and other developments in the environment.

         On April 29, 2005, during the Annual Shareholders' Meeting, our shareholders have decided to distribute all of its distributable income (included in the financial statements prepared in accordance with the accounting standards promulgated by the CMB) for the year ended December 31, 2004. The dividend will be in the form of 50% cash and 50% bonus shares. The net distributable income, after deducting legal reserves, amounts to TRY 500.3 million (equivalent to $365.0 million at March 31, 2005). Accordingly, the dividend will be distributed as follows:

                                   Amount per
                                     share           Total        USD equivalent
                                 (TRY in full)   (TRY Million)    March 31, 2005
                                 ------------    ------------     --------------
     Dividend in cash             0.000134848        250.1            $ 182.5
     Dividend in bonus shares              -         234.1              170.8

       Accordingly, the rate of the bonus share certificate to be issued for each share having a nominal value of TRY 0.001 is declared as 0.0204997881%. The cash dividend payment to the shareholders has commenced on May 17, 2005 and bonus share certificates has commenced on May 31, 2005.

New Technology Investments and Partnership Opportunities

         Cash flow from the operations provides us with the sufficient means to implement its plans. However, new technologies are excluded from the current projections, so addition of any new technology such as 3G technology, or any new partnership opportunity may require both higher operating expense and capital expenditures leading to a need for additional cash injection in the future.



Investment in Iran

         In order to get the GSM license in Iran, we have to establish Irancell and pay EUR 300 million to the Iranian Authorities. We and other shareholders of the Consortium were obliged to give a payment guarantee amounting to EUR 300 million, which is equivalent to license fee. The GSM license agreement has been signed on September 12, 2004 between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and the Guardian Council stated that the agreement concerning the mobile phone network, will be effective upon the approval of the Iranian Parliament. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests reduction of our stake in Irancell to 49%, and submitted to the Guardian Council for their consent. In May 2005, the Guardian Council has given their consent. The consent will be approved by the Iranian President.

         We are assessing the impact of this change to the license agreement including the reduction of our stake in Irancell which results in a voting ownership of less than 50% for us and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. Our management believes that these developments call into question the future of our investment in Iran and as a consequence of these developments, we are in the process of evaluating the potential elements of the new structure and extend discussions with local authorities as well as current and potential partners to ensure appropriate ownership structure and management controls in the local company.

         We have guaranteed EUR 210 million (equivalent to $272.1 million at March 31, 2005) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, we have notified HSBC plc that we do not request any more extension of the payment guarantee and stated that HSBC plc can release the payment guarantee. On July 26, 2005, EUR 210 million guarantee has been released. In addition to the upfront license fee, if the Iranian subsidiary of us is formally established and if the license is awarded, the Iranian subsidiary of us will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues. Amounts paid by the Company as capital advances to Irancell within 2004 have been repaid by Iranian authorities on March 16 and March 17, 2005.

Quantitative and Qualitative Discussion of Market Risk

         Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily US dollars, Euros and Swedish Krona ("SEK"). In addition, our indebtedness is principally in US dollars. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income.

         Market risk sensitive instruments consist of loans denominated in foreign currencies (substantially in US dollars) totaled to $856.1 million, representing almost all of total indebtedness at March 31, 2005.

         The fair value of indebtedness as of March 31, 2005 has not changed significantly compared to March 31, 2004 except our loan under the 1999 Issuer Credit Agreement. The fair value of indebtedness as of March 31, 2005 is $343.4 million with carrying amount of $335 million. The fair value of our indebtedness at March 31, 2004 was $442.5 million with carrying amount of $400 million.

         We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantial portion of our revenues are, and will continue to be, denominated in TRY.

         To manage our foreign exchange risk more efficiently, in 2005, we have entered into $193.0 million notional of structured forward transactions to buy US dollar against TRY. As of July 15, 2005, we have bought $131.0 million through these transactions. We have also entered into $37.0 million notional of structured forward transactions to sell US dollar against TRY where we sold $37.0 million against TRY until July 15, 2005. As of July 15, 2005, we have $100.0 million notional of structured forwards and $15.0 million outright forwards to buy US dollar outstanding.

         In 2005, we have also entered into SEK and EUR forward transactions. We have EUR 2.0 million notional of structured forward transactions to buy EUR against TRY and SEK 599.5 million notional of outright forwards to buy SEK against US dollar with maturities from June to December 2005.

         We have run sensitivity analysis on our portfolio of structured US dollar hedging products. We included two extreme case scenarios of 10% appreciation and 10% depreciation of TRY/US dollar exchange rate. In case of a 10% depreciation, from a spot rate of 1.3348 on July 31, 2005, our total structured US dollar call forward transaction size would fall to a total of $39.0 million with a total gain effect of $4.4 million. In the case of a 10% appreciation our total structured US dollar call forward transaction size would rise to $204.0 million with a total loss effect of $26.6 million.

         All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk which include market valuation and sensitivity analysis. In addition, we keep a reasonable proportion of our monetary assets in US dollars to reduce our currency exposure. Furthermore, the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account for, among other things, the devaluation of the TRY.

 Legal Proceedings

         We are involved in various claims, which are described in "Item 8A. Consolidated Statements and Other Financial Information - Legal" in our 20-F.

         There are no material changes in our legal and arbitration proceedings since the date of our 20-F.


Other Matters

         On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests reduction of our stake in Irancell to 49%, and submitted to the Guardian Council for their consent. In May 2005, the Guardian Council has given their consent. The consent will be approved by the Iran President. Our management is assessing the impact of this change to the license agreement including the reduction of our stake in Irancell which results in a voting ownership of less than 50% for us and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. Our management believes that these developments call into question the future of our investment in Iran and as a consequence of these developments, we are in the process of evaluating the potential elements of the new structure and extend discussions with local authorities as well as current and potential partners to ensure appropriate ownership structure and management controls in the local company.

         On June 13, 2005, the Cukurova Group announced that Cukurova Group and Alfa Telecom Turkey Limited ("Alfa Turkey") agreed on a $3.3 billion financial package to sell shares of Turkcell Holding. The financial package consists of approximately $1.7 billion six-year duration loan while the remaining $1.6 billion will be a six year convertible bond. The bonds can be converted into Turkcell Holding AS shares in 18 months, which may lead to a 13.2% indirect ownership of Alfa Turkey in us. Finalization of the deal is subject to due diligence process and obtaining the necessary permissions from regulatory authorities. In the same announcement, it was noted that, the funds will be primarily used by Cukurova Group to retire its debt to the SDIF and finance Cukurova Group's option regarding the acquisition of us and Turkcell Holding AS shares owned by Yapi Kredi.

         On April 15, 2005, Spor Toto Teskilat Mudurlugu, a governmental body notified Inteltek that they are obliged to pay TRY 1.4 million (equivalent to $1.0 million at March 31, 2005) including %5 interest charge, with the claim of the inadequacy of the system software, failure to spot dealer sales on a live basis and lack of control mechanisms and cause for the non-collection of a certain portion of turnover from dealers, Inteltek management believes that the claim of Spor Toto Teskilat Mudurlugu has no legal base and collection risks from dealer belongs to Spor Toto Teskilat Mudurlugu.

         On May 27, 2005, Kibris Telekom sold all of its shares in Kibrisonline to Digitech Iletisim Limited ("Digitech") for a consideration of TRY 25,000 (equivalent to $18.2 thousand at March 31, 2005).

         In connection with the redenomination of the Turkish Lira and the change of the nominal value of the our ordinary shares, our ADR ratio was changed from the existing ratio of one ADR to two thousand five hundred ordinary shares to a new ratio of two ADRs to five ordinary shares. One ordinary share is equal to one thousand existing ordinary shares with a nominal value of TL 1,000 until such time as the existing ordinary shares are replaced by new ordinary shares with a nominal value of TRY one, at which time one ordinary share will be equal to one new ordinary share.

         With the amendment to the Privatization Law, on July 3, 2005, definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury has been amended. According to the amendment, interest charges for late collections and indirect taxes such as value added taxes, special transaction tax and stamp duty are excluded from the definition of the gross revenue. This amendment has been approved by the President of Turkish Republic and published at Official Gazette on July 21, 2005. This amendment will come into effect pursuant to the our application to the Telecommunications Authority for the revision of related articles of the Licence Agreement and the respective approval of Danistay.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
               AT DECEMBER 31, 2004 AND MARCH 31, 2005 (Unaudited)
                        (In thousands, except share data)


                                                                                    December 31,             March 31,
                                                                                        2004                   2005
                                                                                 --------------------    ------------------
                                                                                                             (Unaudited)
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                 $             763,821               871,959
     Held to maturity securities                                                              45,329                48,824
     Trade receivables and accrued income, net (Note 5)                                      271,792               229,657
     Due from related parties (Note 6)                                                       103,948                65,215
     Inventories                                                                              13,007                 9,879
     Prepaid expenses                                                                         23,685                31,870
     Other current assets, includes $110,166 and $25,500 of restricted cash
     as of December 31, 2004 and March 31, 2005, respectively (Note 7)                       325,741                98,711
     Deferred tax assets (Note 17)                                                           277,589               277,168
                                                                                 --------------------    ------------------
          Total current assets                                                             1,824,912             1,633,283

DUE FROM RELATED PARTIES (Note 8)                                                             65,971                65,154
PREPAID EXPENSES                                                                               6,482                 8,794
INVESTMENTS (Note 9)                                                                         197,760               209,904
HELD TO MATURITY SECURITIES                                                                   10,266                11,037
FIXED ASSETS, net (Note 10)                                                                1,061,268             1,074,619
CONSTRUCTION IN PROGRESS (Note 11)                                                           230,191               315,970
INTANGIBLES, net (Note 12)                                                                   881,511               891,192
GOODWILL (Note 12)                                                                             1,349                 1,349
OTHER LONG TERM ASSETS                                                                         1,624                 1,883
DEFERRED TAX ASSETS (Note 17)                                                                 80,163                 7,376
                                                                                 --------------------    ------------------
                                                                               $           4,361,497             4,220,561
                                                                                 ====================    ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Short term borrowings (Note 13)                                           $             549,079               705,767
     Trade payables (Note 14)                                                                616,816               568,395
     Due to related parties (Note 15)                                                          6,711                 6,390
     Taxes payable (Note 17)                                                                  99,939                97,904
     Provision for income taxes (Note 17)                                                          -                28,039
     Other current liabilities and accrued expenses (Note 16)                                523,475               357,969
                                                                                 --------------------    ------------------
          Total current liabilities                                                        1,796,020             1,764,464
LONG TERM BORROWINGS (Note 18)                                                               266,447               153,208
TRADE PAYABLES (Note 14)                                                                    213,740                83,718
LONG TERM LEASE OBLIGATIONS                                                                    3,284                 1,898
RETIREMENT PAY LIABILITY                                                                      12,875                14,310
DEFERRED TAX LIABILITIES (Note 17)                                                            11,757                11,890
MINORITY INTEREST                                                                             64,044                63,252
OTHER LONG TERM LIABILITIES                                                                    7,813                 8,851
SHAREHOLDERS' EQUITY
     Common stock
     Par value 0.001 TRY; authorized, issued and outstanding
     1,854,887,341,000 shares in 2003 and 2004 (Note 19)                                     636,116               636,116
     Additional paid in capital                                                                  178                   178
     Legal reserves                                                                           42,501                42,501
     Accumulated other comprehensive income (Note 3)                                           2,244                 7,290
     Retained earnings                                                                     1,304,478             1,432,885
                                                                                 --------------------    ------------------
          Total shareholders' equity                                                       1,985,517             2,118,970
                                                                                 --------------------    ------------------
COMMITMENTS AND CONTINGENCIES (Note 20)
                                                                              $            4,361,497             4,220,561
                                                                                 ====================    ==================


The accompanying notes are an integral part of these consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
      FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2005 (Unaudited)
                        (In thousands, except share data)


                                                                                       March 31,              March 31,
                                                                                          2004                   2005
                                                                                  --------------------    -------------------
                                                                                      (Unaudited)            (Unaudited)
Revenues                                                                        $              745,548               897,970
Direct cost of revenues                                                                      (433,007)             (523,504)
                                                                                  ---------------------   -------------------
  Gross profit                                                                                 312,541               374,466
General and administrative expenses                                                           (29,305)              (35,116)
Selling and marketing expenses                                                                (76,007)             (103,578)
                                                                                  ---------------------   -------------------
   Operating income                                                                            207,229               235,772
Income from related parties, net                                                                   464                   306
Interest income                                                                                 36,841                36,202
Interest expense                                                                              (77,373)              (59,447)
Other (expense) income, net                                                                      (487)                 1,527
Equity in net income of unconsolidated investees (Note 9)                                        7,886                13,145
Minority interest in income of consolidated subsidiaries                                         1,027                 1,922
Translation loss                                                                              (20,247)               (4,058)
                                                                                  --------------------   -------------------
  Income before taxes                                                                          155,340               225,369
Income tax expense (Note 17)                                                                  (29,173)              (96,962)
                                                                                  ---------------------   -------------------
  Net income                                                                                   126,167               128,407
                                                                               $
                                                                                  =====================   ===================

Basic and diluted earnings per common share (Note 19)                                         0.000068              0.000069
                                                                                              ========              ========

Weighted average number of common shares outstanding (Note 19)                       1,854,887,341,000     1,854,887,341,000







The accompanying notes are an integral part of these consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
      FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2005 (Unaudited)
                                 (In thousands)




                                                                                        March 31,             March 31,
                                                                                           2004                 2005
                                                                                    -------------------   ------------------
                                                                                         (Unaudited)           (Unaudited)
Operating Activities:
Net income                                                                       $             126,167              128,407
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                                                                104,514              109,136
  Provision for retirement pay liability                                                         1,139                1,435
  Provision for inventories                                                                      (685)                 (83)
  Provision for doubtful receivables                                                             2,771                2,874
  Accrued income                                                                               (9,088)               55,297
  Accrued expense                                                                               94,913            (193,065)
  Equity in net income of unconsolidated investees                                             (7,886)             (13,145)
  Translation adjustment                                                                             -                6,047
  Minority interest in income of consolidated subsidiaries                                        (29)                (792)
  Provision for income taxes                                                                         -               28,039
  Deferred taxes                                                                               (4,915)               73,341
Changes in assets and liabilities:
  Trade receivables                                                                            (5,616)               23,866
  Due from related parties                                                                       5,142               39,550
  Inventories                                                                                    3,705                3,211
  Prepaid expenses                                                                            (83,265)             (10,497)
  Other current assets                                                                        (77,037)              186,244
  Taxes payable                                                                                 53,187              (2,035)
  Other long term assets                                                                            40                (349)
  Due to related parties                                                                         (634)                (321)
  Trade payables                                                                                 6,842            (178,443)
  Other current liabilities                                                                    (9,351)               35,519
  Other long term liabilities                                                                    1,166                1,038
                                                                                    -------------------   ------------------
          Net cash provided by operating activities                                            201,080              295,274

Investing Activities:
  Additions to fixed assets                                                                   (42,278)            (174,252)
  Additions to intangibles                                                                    (10,922)             (42,907)
  Investments in held to maturity securities                                                         -              (4,266)
  Investments in investees                                                                    (13,336)                    -
                                                                                    ------------------   ------------------
          Net cash used for investing activities                                              (66,536)            (221,425)

Financing Activities:
  Proceeds from issuance of long and short term debt                                           228,178               80,454
  Payment on long and short term debt                                                          (1,506)             (37,005)
  Net (increase) decrease in debt issuance expenses                                              (362)                  974
  Payment on lease obligations                                                                 (3,156)             (10,134)
  Decrease in lease obligations                                                                (1,106)                    -
                                                                                    -------------------   ------------------
          Net cash provided by financing activities                                            222,048               34,289
                                                                                    -------------------   ------------------

Net increase in cash and cash equivalents                                                      356,592              108,138
Cash and cash equivalents at the beginning of period                                           582,680              763,821
                                                                                    -------------------   ------------------
Cash and cash equivalents at the end of period                                   $             939,272              871,959
                                                                                    ===================   ==================

Supplemental cash flow information:
Interest paid                                                                    $              25,541               34,299
Income taxes paid                                                                                    -                    -
Non-cash investing activities
  Lease obligations                                                                            (1,106)              (9,346)





The accompanying notes are an integral part of these consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
   CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE
       INCOME FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005 (Unaudited)
                        (In thousands, except share data)






                                                   Common stock                 Additional         Legal        Comprehensive
                                                                                  paid in
                                              Shares             Amount           capital         reserves          income
                                         ------------------   -------------    --------------   -------------  -----------------
Balances at December 31, 2004            1,854,887,341,000  $      636,116               178          42,501
        Comprehensive income:
             Net income                                                                                                 128,407
             Other comprehensive income:
                 Translation adjustment                                                                                   5,046
                                                                                                               -----------------
             Comprehensive income                                                                                       133,453
                                                                                                               =================

                                         ------------------   -------------    --------------   -------------
Balances at March 31, 2005               1,854,887,341,000  $      636,116               178          42,501
                                         ==================   =============    ==============   =============





                 Accumulated
                    other            Total
  Retained      comprehensive    shareholders'

  earnings         income            equity
 -----------   ----------------  ---------------

  1,304,478              2,244        1,985,517

    128,407                             128,407



                         5,046            5,046




 -----------   ----------------  ---------------
  1,432,885              7,290        2,118,970
 ===========   ================  ===============






The accompanying notes are an integral part of these consolidated financial statements.

Turkcell Iletisim Hizmetleri Anonim Sirketi and
Its Subsidiaries

Notes to Consolidated Financial Statements
As of December 31, 2004 and March 31, 2005 (Unaudited) and for the Three Month Periods Ended March 31, 2004 and 2005 (Unaudited)

(Amounts in thousands of US Dollar unless otherwise stated except share amounts)

(1)     Business

        Turkcell Iletisim Hizmetleri Anonim Sirketi ("Turkcell") was incorporated on October 5, 1993 and commenced operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications ("GSM") network in Turkey and neighboring states.

        In April 1998, Turkcell signed a license agreement (the "License Agreement" or "License") with the Ministry of Transportation and Communications of Turkey (the "Turkish Ministry"), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits Turkcell to operate as a stand-alone GSM operator and frees it from some of the operating constraints in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the "Turkish Treasury") an ongoing license fee equal to 15% of its gross revenues. Turkcell continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

        In July 2000, Turkcell completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

        Two significant founding shareholders, the Cukurova Group and TeliaSonera, own approximately 40.3% and 37.1% as of July 29, 2005, respectively, of the Company's share capital, and are ultimate counterparties to a number of transactions.

        Turkcell owns a 41.45% interest in Fintur Holdings B.V. ("Fintur"), which holds the majority of the Company's international GSM investments, with majority ownership in GSM operations in Azerbaijan, Georgia, Kazakhstan and Moldova. Fintur is accounted for under the equity method.

        The Company also owns 100% of Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom"), a company that operates GSM network in Northern Cyprus.

        In December 2003, the Company invested $50,000 in Digital Cellular Communications ("DCC"), a Ukrainian telecommunications company with several telecommunications licenses including a GSM 1800 license. In order to facilitate the investment in DCC, the Company created a new wholly-owned company named Euroasia Telecommunications Holding B.V. ("Euroasia") in the Netherlands in February 2004, and capitalized it with cash contributions of $50,000. The owners of DCC contributed 99% of the shares of DCC to Euroasia in exchange for a 49% interest in Euroasia in May 2004. LLC Astelit ("Astelit"), is a 99% owned subsidiary of DCC and has the title to the GSM 1800 license in Ukraine. On February 1, 2005, Astelit commenced its operations with GSM 1800 technology. Euroasia, DCC and Astelit are the consolidated subsidiaries of the Company as of March 31, 2005.

        Turkcell and Ericsson Telekomunikasyon AS ("Ericsson Turkey") have established a company named East Asian Consortium BV ("Eastasia"), with a share capital of EUR 91 million, to invest in the Iranian GSM business. Eastasia is a member of the Irancell Consortium (the "Consortium"), which will own Irancell, and includes Turkcell and Ericsson Turkey, and two Iranian companies, Parman Ertebat and Iran

        Electronic Development Company. Turkcell and Ericsson Turkey own 85% and 15% of Eastasia, respectively, and Turkcell was expected to indirectly own 51% of Irancell through Eastasia and was expected to control 51% of the voting shares. Turkcell has fully completed its capital contribution in Eastasia in proportion to its shares in capital.

        On September 12, 2004, the Iranian Authorities awarded the GSM license to the Consortium. Under the license agreement the Consortium is obliged to pay an upfront license fee of EUR 300 million and an ongoing license fee based on a percentage of the greater of actual or precommitted gross revenues. If the Consortium does not pursue the GSM license, the EUR 300 million payment under the guarantee will become payable immediately. Turkcell guaranteed EUR 210 million portion of this guarantee through HSBC plc. On July 26, 2005, EUR 210 million guarantee has been released.

        On September 12, 2004, the GSM license agreement was signed between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and the Guardian Council stated that the agreement concerning the mobile phone network will become effective upon the approval of the Iranian Parliament. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggested a reduction of Turkcell's stake in Irancell to 49% and included several other amendments to the terms of the license agreement originally agreed and submitted these amendments to the Guardian Council for their consent. In May 2005, the Guardian Council has given their consent. The consent will have to be approved by the Iranian President.

        The Company management is assessing the impact of this change to the license agreement including the reduction of Turkcell's stake in Irancell, which results in a voting ownership of less than 50% for Turkcell and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. Turkcell management believes that these developments call into question the future of the Company's investment in Iran and as a consequence of these developments, the Company is in the process of evaluating the potential elements of the new structure and extend discussions with local authorities as well as current and potential partners to ensure appropriate ownership structure and management controls in the local company.

        In addition, as of March 31, 2005, the Company was involved in various activities, including call centers and database management, directory assistance, advertising, operating a central betting system, Wireless Application Protocol ("WAP") services, value added GSM services ("VAS"), fixed line long distance call services and internet services through various consolidated subsidiaries.

(2)     Financial Position and Basis of Preparation of Financial Statements

        The Company maintains their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in their respective countries of residence. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America (US GAAP). The unaudited consolidated financial statements of the Company as of March 31, 2005 and for the three month periods ended March 31, 2004 and 2005 in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of such unaudited interim periods.

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with US GAAP. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as accruals for liabilities arising from legal proceedings.

        These unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 20-F.

(3)     Comprehensive Income

        Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income, net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income for the three month periods ended March 31, 2004 and 2005 was $127,286 and $133,453, respectively.

(4)     New Accounting Standards Issued

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS No. 123 (R) requires that the compensation costs relating to share -based payment transactions will be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123 (R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123 (R) as of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123 (R) is not expected to have a material effect on the Company's consolidated financial statements.

        In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations an interpretation of SFAS No. 143". FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations". An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred--generally upon acquisition, construction, or development and or through the normal operation of the asset. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but is not required. The adoption of FIN 47 is not expected to have a material effect on the Company's consolidated financial statements.

        In March 2005, the FASB staff issued FASB Staff Position ("FSP") FIN 46
        (R)-5, "Implicit Variable Interests under FIN 46 (R), Consolidation of Variable Interest Entities". FIN 46 (R)-5 is issued to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity ("VIE") or potential VIE when specific conditions exist. This issue commonly arises in leasing arrangements among related parties, and in other types of arrangements involving related parties and previously unrelated parties. For entities to which FIN 46(R) has been applied, the guidance in FIN 46 (R)-5 shall be applied in the first reporting period beginning after March 3, 2005 in accordance with the transition provisions of Interpretation 46(R). Early application is permitted for periods for which financial statements have not yet been issued. The adoption of FSP FIN 46(R)-5 is not expected to have a material effect on the Company's consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after

        December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after SFAS 154 is issued. The adoption of SFAS No. 154 is not expected to have a material effect on the Company's consolidated financial statements.

(5)     Trade Receivables and Accrued Income, net

        At December 31, 2004 and March 31, 2005, the breakdown of trade receivables and accrued income is as follows:


                                            December 31,         March 31,
                                                2004               2005
                                       ---------------------  ----------------
                                                                (Unaudited)

Receivables from subscribers           $       258,560             255,408
Accounts and checks receivable                  77,027              56,314
                                       ---------------------  ----------------
                                               335,587             311,722
Accrued service income                          70,120              54,725
Allowance for doubtful receivables           (133,915)           (136,790)
                                       ---------------------  ----------------
                                       $      271,792             229,657
                                       =====================  ================


        The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

Movements in the allowance for doubtful receivables are as follows:

                                           December 31,            March 31,
                                               2004                  2005
                                      ------------------------  ----------------
                                                                  (Unaudited)

Beginning balance                     $     135,920                133,915
Provision for doubtful receivables           14,572                  7,527
Write offs                                  (22,890)                (1,361)
Effect of change in exchange rate             6,313                 (3,291)
                                         -------------            --------------
Ending balance                        $     133,915                136,790
                                         =============            ==============

(6)     Due from Related Parties

        As of December 31, 2004 and March 31, 2005, the balance comprised:

                                                                     December 31,             March 31,
                                                                         2004                   2005
                                                                 ----------------------    ----------------
                                                                                             (Unaudited)
KVK Teknoloji Urunleri AS ("KVK Teknoloji")                      $       37,019              37,712
Digital Platform Iletisim Hizmetleri AS ("Digital Platform")              8,995              11,088
A-Tel Pazarlama ve Servis Hizmetleri AS ("A-Tel")                        24,549               8,684
Parman Ertabat                                                           20,982                   -
Other                                                                    12,403               7,731
                                                                        -------              ------
                                                                 $      103,948              65,215
                                                                        =======              ======




        Substantially all of the significant receivables from related parties are from Cukurova Group.

        Due from KVK Teknoloji, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from simcard and prepaid card sales to this company.

        Due from Digital Platform, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. (Note 8)

        Due from A-Tel, a 50-50 joint venture of Yapi Kredi Bankasi AS ("Yapy Kredi"), a shareholder of the Company and Savings Deposit Insurance Fund ("SDIF"), mainly resulted from simcard and prepaid card sales to this company.

        At December 31, 2004, due from Parman Ertabat, an equity investment of one of the shareholders of the Company, resulted from the payment of capital contribution by Turkcell to Irancell's share capital on behalf of Parman Ertabat. This receivable has been collected in March 2005.

(7)     Other Current Assets

        At December 31, 2004 and March 31, 2005, the balance comprised:


                                                                December 31,             March 31,
                                                                    2004                   2005
                                                            ----------------------    ----------------
                                                                                        (Unaudited)
Restricted cash                                             $             110,166              25,500
Value added tax ("VAT") receivable                                        149,777              21,568
Advances to suppliers                                                       3,381              12,136
Prepaid taxes                                                                 273               7,774
Forward transactions income accruals                                          116               7,314
Expenses to be invoiced for Iran GSM tender                                 6,578               6,194
Promotional material                                                        2,932               2,466
Deferred financing costs                                                    3,204               2,320
Telecommunications Authority income accrual (Note 20)                      39,903                   -
Other                                                                       9,411              13,439
                                                                          -------              ------
                                                            $             325,741              98,711
                                                                          =======              ======

        Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $50,000 of financing to Euroasia in proportion to their respective shareholding in Euroasia. The capital of Euroasia will be increased with an amount being equal to the aggregate of the loan amount. Turktell Uluslararasi has fulfilled its commitment amounting to $25,500 with a back-to-back loan. On April 8, 2005, the restricted cash has been released and the capital of Euroasia has been increased with an amount being equal to the aggregate of the loan amount.

        As of December 31, 2004, restricted cash represents the capital contribution for Irancell deposited in escrow account in Iran. This cash was released to Turkcell and paid back in March 2005.

        In accordance with the settlement agreements signed with Turk Telekom regarding infrastructure and interconnection disputes, Turk Telekom has issued invoices amounting to TRY 1,946.6 million (equivalent to $1,420,237 at March 31, 2005). Turkcell has the right to deduct VAT charged to Turkcell on Turk Telekom invoices from its VAT payable amount. VAT receivable represents the net balance of VAT on such invoices and VAT receivables and payables arising in the ordinary course of business.

(8)     Due from Related Parties - Long Term

                                        December 31,           March 31,
                                           2004                 2005
                                   ---------------------   ----------------
                                                             (Unaudited)

Digital Platform            $                    64,199             64,137
Other                                             1,772              1,017
                                   --             -----    --        -----
                            $                    65,971             65,154
                                                 ======             ======

        Due from Digital Platform mainly resulted from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. Receivables from Digital Platform have been discounted at a rate of 6% resulting in a deduction of $8,832 as of March 31, 2005 (December 31, 2004: $9,520). Management expects to collect such receivables until 2009. In addition to the short and long-term due from Digital Platform, Turkcell is subject to a guarantee agreement of $19,536 (Note 20). Management believes that it is unlikely that the Company will not recover such exposure based on the discussions with the management of Digital Platform.

(9)     Investments

        At December 31, 2004 and March 31, 2005, investments in associated companies were as follows:


                                                                 December 31,           March 31,
                                                                    2004                  2005
                                                            -------------------   -------------------
                                                                                      (Unaudited)
Fintur                                                      $          175,141               187,285
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve
       Ticaret AS ("Aks TV")                                            15,750                15,750
Basin Yatirim Sanayi ve Ticaret AS ("Basin Yatirim")                     6,869                 6,869
                                                                       -------               -------
                                                            $          197,760               209,904
                                                                       =======               =======





        At December 31, 2004 and March 31, 2005, the Company's ownership interest in Fintur was 41.45%. Fintur is accounted for under the equity method.

        In 2003, the Company acquired a 6.24% interest in Aks TV and a 8.23% interest in Basin Yatirim, media companies owned by the Cukurova Group. Investments in these companies are accounted for under cost method.

Aggregate summarized information of Fintur as of December 31, 2004 and March 31, 2005 and for the three month periods ended March 31, 2004 and 2005 are as follows:

                                         December 31,           March 31,
                                             2004                  2005
                                      -------------------   -------------------
                                                               (Unaudited)

Current assets                        $          146,258               164,832
Non-current assets                               652,447               672,897
                                                 -------               -------
                                      $          798,705               837,729
                                                 =======               =======


                                         December 31,           March 31,
                                             2004                  2005
                                      -------------------   -------------------
                                                               (Unaudited)

Current liabilities                   $          237,064               218,862
Non-current liabilities                          256,029               283,958
Shareholders' equity                             305,612               334,909
                                                 -------               -------
                                      $          798,705               837,729
                                                 =======               =======

                                        3 month ended         3 month ended
                                          March 31,             March 31,
                                             2004                  2005
                                      -------------------   -------------------
                                          (Unaudited)           (Unaudited)
Revenues                              $          108,649               167,116
Direct cost of revenues                         (46,656)              (71,830)
Income before tax                                 25,879                39,462
Net income                                        19,026                31,713

(10)    Fixed Assets, net

        As of December 31, 2004 and March 31, 2005, the analysis of fixed assets is as follows:


                                                             Useful            December 31,           March 31,
                                                              Lives                2004                  2005
                                                         ----------------   -------------------   -------------------
                                                                                                     (Unaudited)
Operational fixed assets:
Base terminal stations                                          8 years     $        1,014,085             1,061,566
Mobile switching center/Base station controller                 8 years                869,981               887,581
Minilinks                                                       8 years                219,739               230,603
Supplementary system                                            8 years                 37,440                37,615
GSM services equipment                                          8 years                 91,575                92,485
Betting equipment                                            7 -8 years                 14,458                14,154
Call center equipment                                           5 years                 12,110                12,127
Other operational fixed assets                                  5 years                      -                 1,319
                                                                                   -----------           -----------
                                                                                     2,259,388             2,337,450
Accumulated depreciation                                                           (1,361,927)           (1,429,769)
                                                                                   -----------           -----------
Operational fixed assets, net                                                          897,461               907,681

Non-operational fixed assets:
Land                                                                                       899                   962
Buildings                                                      25 years                179,226               179,638
Furniture, fixture and equipment                              4-5 years                165,301               174,826
Motor vehicles                                                4-5 years                  8,710                 9,087
Leasehold improvements                                        3-5 years                 52,448                52,533
                                                                                        ------                ------
                                                                                       406,584               417,046
Accumulated depreciation                                                             (242,777)             (250,108)
                                                                                     ---------             ---------
Non-operational fixed assets, net                                                      163,807               166,938
                                                                                       -------               -------
                                                                            $        1,061,268             1,074,619
                                                                                     =========             =========




        At December 31, 2004 and March 31, 2005, total fixed assets acquired under finance leases amounted to $81,497 and $82,500, respectively. Depreciation of these assets amounted to $974 and $1,127 for the three month periods ended March 31, 2004 and 2005, respectively, and is included in depreciation expense.

        Depreciation expenses for the three month periods ended March 31, 2004 and 2005 are $75,633 and $75,859, respectively.

(11)    Construction in Progress

        At December 31, 2004 and March 31, 2005, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

                                        December 31,             March 31,
                                            2004                    2005
                                    ---------------------    -------------------
                                                                (Unaudited)

Turkcell-GSM network                $            138,303                228,769
Astelit-GSM network                               67,077                 70,392
Non-operational items                              9,239                  9,274
Turkcell-Other projects                            6,915                  6,978
Kibris Telekom-GSM network                           451                    557
Other                                              8,206                      -
                                               ---------             -----------
                                    $            230,191                 315,970
                                               =========              ==========

(12)    Intangibles, net

        As of December 31, 2004 and March 31, 2005, intangibles consisted of the following:

                                                       Useful               December 31,              March 31,
                                                        Lives                   2004                     2005
                                                   ----------------     ---------------------     -------------------
                                                                                                     (Unaudited)
GSM and other telecommunications licenses               4-25 years      $            572,181                 572,502
Computer software                                        3-8 years                   860,253                 902,520
Transmission lines                                        10 years                    19,531                  19,656
Central betting system operating right                   4-5 years                     2,641                   2,642
Customer base                                              2 years                     1,132                   1,138
                                                                                   ---------               ---------
                                                                                   1,455,738               1,498,458
Accumulated amortization                                                           (574,227)               (607,266)
                                                                                   ---------               ---------
                                                                        $            881,511                 891,192
                                                                                   =========               =========


As of March 31, 2005, amortized intangible assets are as follows:

                                                                              Gross carrying             Accumulated
                                                                                      Amount            Amortization
                                                                          -------------------     -------------------
GSM and other telecommunications licenses                              $             572,502                 140,033
Computer software                                                                    902,520                 456,773
Transmission lines                                                                    19,656                   9,316
Central betting system operating rights                                                2,642                     639
Customer base                                                                          1,138                     505
                                                                                   ---------                 -------
                                                                       $           1,498,458                 607,266
                                                                                   =========                 =======


(13)    Short Term Borrowings

        At December 31, 2004 and March 31, 2005, short-term borrowings comprised the following:

                                                              December 31,             March 31,
                                                                 2004                   2005
                                                          --------------------      --------------
                                                                                     (Unaudited)
Current portion of long term borrowings (Note 18)     $        548,356                 677,427
Other short term bank loans and overdrafts                         723                  28,340
                                                               -------                 -------
                                                      $        549,079                 705,767
                                                               =======                 =======

(14)    Trade Payables

        At March 31, 2005, the balance mainly consists of the payable to Turk Telekom regarding to the settlements with respect to the disputes on Turk Telekom interconnection fee and Turk Telekom infrastructure usage amounting to $483,486 (December 31, 2004: $490,256) and $18,268
        (December 31, 2004: $32,649), respectively. At March 31, 2005, $567,204
        (December 31, 2004: $703,996) of total payables due to the dispute on Turk Telekom interconnection fee amounting to $83,718 (December 31, 2004: $213,740) is classified as "long term trade payables" as a result of the payment terms agreed. The remainder of the balance includes amounts due to Ericsson Turkey, Ericsson Radio Systems AB ("Ericsson Sweden") and Ericsson AB totalling to $17,601 (December 31, 2004:
        $15,138) resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling to $49,040 (December 31, 2004: $78,773) arising in the ordinary course of business.

        Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively the "Supply Agreements") under which Ericsson Turkey supplies Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also provide Turkcell a non-exclusive restricted software license for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

(15)    Due to Related Parties

        As of December 31, 2004 and March 31, 2005, due to related parties comprised:

                                                                  December 31,         March 31,
                                                                      2004               2005
                                                            ------------------    --------------
                                                                                    (Unaudited)
Hobim Bilgi Islem Hizmetleri AS ("Hobim")                  $         1,908               1,806
Milleni.com GmbH ("Milleni.com")                                         -               1,270
Turkiye Genel Sigorta AS ("Genel Sigorta")                              62                 977
Turkiye Genel Yasam Sigorta AS ("Genel Yasam Sigorta")                   -                 458
Baytur Insaat Taahhut A.S ("Baytur")                                 2,629                   -
Yapi Kredi Sigorta AS ("Yapi Kredi Sigorta")                           555                   -
Other                                                                1,557               1,879
                                                                     -----               -----
                                                           $         6,711               6,390
                                                                     =====               =====


        Substantially all of the significant due to balances are related to Cukurova Group.

        Due to Hobim, a company whose majority shares are owned by some of the shareholders of the Company, resulted from the invoice printing services rendered by this company.

        Due to Milleni.com resulted from international call termination services.

        Due to Genel Sigorta, Genel Ya(0)am Sigorta and Yapi Kredi Sigorta, companies whose majority shares are owned by some of the shareholders of the Company, resulted from health and life insurance premiums of the Company's personnel.

(16)    Other Current Liabilities and Accrued Expenses At December 31, 2004 and

        March 31, 2005, the balance comprised:


                                                         December 31,           March 31,
                                                             2004                    2005
                                                    ------------------------    ----------------
                                                                                  (Unaudited)
Deferred income                                     $        111,718             109,304
Taxes and withholdings                                        26,246              80,711
Selling and marketing expense accruals                        26,941              47,575
License fee accrual--the Turkish Treasury                    246,857              35,724
Accrued interest on borrowings                                25,043              15,171
Transmission fee accrual                                      10,037              14,827
Telecommunications Authority share accrual                    11,242              13,674
Roaming expense accrual                                        5,908               8,468
Lease obligations--short term portion                         13,797               5,837
Personnel bonus accrual                                       15,752               3,897
Other expense accruals                                        29,934              22,781
                                                              ------              ------
                                                    $        523,475             357,969
                                                             =======             =======



        At December 24, 2004, Turkcell signed settlement agreements with the Turkish Treasury and Turk Telekom regarding treasury share and interconnection fee disputes.

        Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

(17)    Taxes on Income

        The income tax expense is attributable to income from continuing operations and consists of:


                                                     3 Months Ended
                                                   March 31,
                                         2004                    2005
                                  --------------------    --------------------
                                                  (Unaudited)

Current tax expense            $                  -                (28,083)
Deferred tax expense                         (29,173)              (68,879)
                                             --------              --------
Income tax expense             $             (29,173)              (96,962)
                                             ========              ========

Income tax expense attributable to income from continuing operations was $29,173 and $96,962 for the three month periods ended March 31, 2004 and 2005, respectively. These amounts are different from the amount computed by applying the Turkish income tax rate of 30% (2004:33%) to pretax income from continuing operations as a result of the following:



                                                        3 Months Ended
                                                           March 31,
                                                 2004                    2005
                                          --------------------    --------------

                                                          (Unaudited)

Computed "expected" tax expense        $           (51,494)          (68,112)
Non taxable translation gain                       (33,047)          (22,368)
Investment tax credit                                 5,828             1,868
Change in valuation allowance                       (1,592)             5,027
Non-taxable items                                    48,755                 -
Other                                                 2,377          (13,377)
                                                   --------          --------
Income tax expense                     $           (29,173)          (96,962)
                                                   ========          --------


        For the three month periods ended March 31, 2004 and 2005, substantially all income from continuing operations and related tax expense were domestic.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and March 31, 2005 are presented below:



                                                                             December 31,             March 31,
                                                                                 2004                   2005
                                                                          ------------------    --------------------
                                                                                                     (Unaudited)

Deferred tax assets:
    Accrued expenses                                                  $              334,288               283,163
    Accounts and other receivables (principally due
    to allowance for doubtful accounts) and other                                     20,562                19,100
    Net operating loss carry forwards                                                 21,086                16,906
    Tax credit carry forwards (Investment tax credit)                                313,120               294,658
                                                                                     -------               -------
    Gross deferred tax assets                                                        689,056               613,827
    Less: Valuation allowances                                                      (17,177)              (12,150)
                                                                                    --------              --------
    Deferred tax assets                                                              671,879               601,677

Deferred tax liabilities:
    Fixed assets and intangibles, principally due to
    financial leases, differences in depreciation and
    amortization, and capitalization of interest and
    foreign exchange loss for tax purposes                                         (325,884)               (329,023)
                                                                                   ---------               ---------
    Total deferred tax liabilities                                                 (325,884)               (329,023)
                                                                                   ---------               ---------
    Net deferred tax assets                                           $             345,995                 272,654
                                                                                   =========               =========

At March 31, 2005, net operating loss carry forwards are as follows:

                                                                Expiration
Year                                      Amount                   Date
                                                           -------------------

2000                                       $    3,517                     2005
2001                                            6,863                     2006
2002                                            2,004                     2007
2003                                            9,459                     2008
2004                                           34,614                     2009
2005                                            5,323          2010 thereafter

        Non taxable translation gain results from translation of TRY denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation differences between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of TRY denominated fixed assets and intangibles into the US Dollar.

        The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM, call center and betting games operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of March 31, 2005, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4,387,449 (December 31, 2004: $4,459,855) in qualifying expenditures, as defined in the certificates. As of March 31, 2005, the Company had unused tax credit carryforwards under the certificates of approximately $294,658 (December 31, 2004: $313,120), which can be carried forward indefinitely. The certificates are denominated in TRY. However, approximately $465,479 of qualifying expenditures through March 31, 2005 (December 31, 2004:
        $677,433) under such certificates is indexed against future inflation.

        The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. The Company forecasts taxable income in 2005 and onwards and has generated taxable income for past two years. Currently, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. Further, there are positive developments regarding the Turkey's membership to the European Union. In the fourth quarter of 2004, the member states of European Union decided that the membership discussions with Turkey will start on October 3, 2005. Such decision is expected to have certain political and economic benefits for Turkey in near future. Furthermore, the settlement agreements with Turk Telekom and the Turkish Treasury have been signed in the fourth quarter of 2004. Management believes that these developments provide management a better visibility about the near term future. As a result, as of March 31, 2005, management's assessment of the realizability of the deferred tax assets and related valuation allowance requirements is consistent with that made at December 31, 2004. Management concluded that it was more likely than not that the deferred tax assets of $272,654 were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, management believes a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $12,150 is recorded as of March 31, 2005 (December 31, 2004: $17,177) for such amounts. The valuation allowance at December 31, 2004 and March 31, 2005 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not the net deferred tax asset of approximately

        $272,654 as of March 31, 2005, will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. The Company will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

        In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective for all tax returns filed on or after January 1, 2004. Accordingly, substantially all taxable income earned from January 1, 2003 is taxed at a rate of 30%. However, in accordance with the Law No. 5035, which was enacted during December 2003 and announced on January 2, 2004, the corporation tax rate will be applied as 33% for taxable income earned in 2004 only.

        Further, in accordance with the Law No. 5024, effective from January 1, 2004, taxable income is determined based on the financial statements restated for the effects of inflation if the cumulative three-year inflation rate exceeds 100% and annual inflation rate in the current period exceeds 10%. Accordingly, taxable income for the period ended March 31, 2005 has been determined based on such restated financial statements. However, on April 19, 2005, the Ministry of Finance declared that since the cumulative three-year inflation rate does not exceed 100% and the annual inflation rate in the current period does not exceeds 10%, financial statements as of and for the three month period ended March 31, 2005 are not subject to the restatement for the determination of taxable income. It is not certain yet that whether financial statements for the remaining quarters of 2005 or for whole year will be restated for the determination of taxable income or not. The change in tax law is not expected to have a material impact on future taxable income.

(18)    Long Term Borrowings

        At December 31, 2004 and March 31, 2005, long-term borrowings comprised:



                                              Interest            Contractual       December 31,         March 31,
                                              rate (%)              maturity                 2004          2005
                                         -------------------    -----------------   --------------    ----------------
Cellco 12.75% senior notes, due 2005           12.75%                August 2005 $        335,000             335,000
Turkiye Garanti Bankasi AS
    ("Garanti Bankasi") - 2                Libor + 3.40%              March 2007          100,000             100,000
Murabaha syndicated facility               Libor + 4.50%               June 2006          100,000              94,375
Akbank TAS ("Akbank")  - 2                 Libor + 3.50%           February 2007          100,000              66,500
Akbank - 1                                 Libor + 5.25%               June 2005           62,500              62,500
Ericsson Credit AB                         Libor + 5.00%            January 2006           37,170              55,264
ABN Amro NV-1                             Euribor + 2.80%          December 2005           26,712              54,881
Garanti Bankasi - 1                        Libor + 5.62%              April 2006           50,000              50,000
ABN Amro NV-2                              Libor + 3.00%                May 2006            3,372               7,064
Other                                                                                          49               5,051
                                                                                        ---------            --------
                                                                                          814,803             830,635
  Less: Current portion of long term borrowings (Note 13)                               (548,356)           (677,427)
                                                                                        ---------           ---------
                                                                                 $        266,447             153,208
                                                                                        =========           =========


        For the purpose of establishing a GSM network in Ukraine, Astelit signed a $89,042 vendor financing facility with Ericsson AB and Ericsson Credit AB on June 30, 2004, under which, Ericsson AB provides equipment and services and Ericsson Credit AB provides credit facilities to Astelit in respect of these purchases from Ericsson AB.

        Additionally, Astelit signed an Euro 125,000 (equivalent to $161,950 at March 31, 2005) vendor financing agreement with Nokia Corporation ("Nokia") and ABN Amro NV on July 12, 2004, under which, Nokia provides equipment and services and ABN Amro NV provides credit facilities in respect of these purchases from Nokia.

        On November 2, 2004, Astelit has entered into another supply contract with Sysdate Pty Ltd ("Sysdate"), amounting to $12,445. $7,214 of this contract is financed through a vendor financing agreement signed with Sysdate and ABN Amro NV, under which ABN Amro NV committed to finance Astelit's purchases of GSM 1800 billing equipment, software and services from Sysdate.

        Shareholders of Astelit have provided letters of guarantee for the abovementioned facilities, which will be repaid in 2005 and 2006.

        These vendor financing agreements contain certain customary covenants that limit the ability of Astelit to, among other things, pledge equipment acquired under this vendor financing agreement, change its business from telecommunications or invest in other businesses, sale certain fixed assets, merge with other companies except DCC, declare or pay dividends, and repurchase or repay any of its share capital.

        As of March 31, 2005, the Company is not subject any financial covenants or ratios with respect to its borrowings. There are no unused commitments under these facilities.

(19)    Common Stock

        At March 31, 2005, common stock represented 1,854,887,341,000 (December 31, 2004: 1,854,887,341,000) authorized, issued and fully paid shares with a par value of TRY 0.001 each. In accordance with the Law No 5083 with respect to the TRY, on May 9, 2005, par value of each share is registered to be one TRY.

        On February 21, 2005, the board of directors decided to increase the statutory capital ceiling of Turkcell from TRY 1,500.0 million to TRY 2,200.0 million. Turkcell's application for the statutory capital ceiling as TRY 2,200.0 million has been approved by the shareholders of Turkcell at the Annual General Assembly Meeting held on April 29, 2005 and by the Capital Markets Board of Turkey and Ministry of Trade of Turkey.

        The following table sets forth the computation of basic and diluted earnings per share:



                                                                                       3 Months Ended
                                                                                         March 31,
                                                                                2004                   2005
                                                                        --------------------- -----------------------
                                                                                        (Unaudited)
        Numerator:
        Net income                                                    $              126,167               128,407

        Denominator:
        Basic and diluted weighted average shares                          1,854,887,341,000     1,854,887,341,000

        Basic and diluted net income per share                        $             0.000068              0.000069



        On April 5, 2005, the board of directors decided that Turkcell's statutory capital would be increased from TRY 1,474.6 million to TRY 1,854.9 million by adding TRY 234.1 million out of the total dividend for 2004 and the statutory capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the statutory tax laws) amounting to TRY 146.2 million for 2004. The increase of TRY 380.3 million would be distributed to the Company's shareholders in the form of a stock split. The capital increase was accounted for as a stock split in the Company's accompanying consolidated financial statements. As a result of the aforesaid transactions, the Company issued new shares with a total nominal value of TRY 380,247,980.

        The increase in statutory capital had no impact on the account balances in the consolidated statements of shareholders' equity. All share amounts and per share figures reflected in the Company's historical financial statements have been retroactively restated for the stock splits discussed above.

        The total effects of restatements in number of shares are as follows:

                                                                          December 31,                March 31,
                                                                              2004                      2005
                                                                      ----------------------    ----------------------

Historical number of shares                                               1,474,639,361,000         1,474,639,361,000
After bonus share distribution - statutory capital inflation
  adjustment 2004                                                         1,620,795,740,000         1,620,795,740,000
After bonus share distribution - dividend for the year 2004               1,854,887,341,000         1,854,887,341,000



        On July 21, 2004, it became public information that the debt restructuring talks between the Banking Regulation and Supervision Agency (the "BRSA") and the Cukurova Group, one of the significant founding shareholders of the Company, were finalized by mutual agreement. In accordance with this agreement, up until April 30, 2005, the Cukurova Group would have the option to purchase up to 26,540,102,081 Turkcell shares (as restated for stock split) at nominal value of TRY 26,5 million (equivalent to $19,364 at March 31, 2005) plus interest at Libor plus 3.5% and 16,809,395,277 Turkcell shares (as restated for stock split) for a consideration based on the weighted average market value of the shares for the preceding 30 trading days on the Istanbul Stock Exchange. Following the sale of Yapi Kredi to Koc Group, on May 9, 2005, Cukurova Group announced that Cukurova Group will be granted the right to purchase Turkcell and Turkcell Holding AS shares owned by Yapi Kredi.

        On March 25, 2005, the Cukurova Group announced that it intended to sell approximately 53% of its directly and indirectly held shares in Turkcell Holding AS for a cash consideration of $3,103,762 to Sonera Holdings BV (Sonera).

        Finalization of the deal is subject to completion of the final agreement, due diligence reports and obtaining the necessary permissions from regulatory authorities including exemption to be granted to Sonera by the Turkish Capital Markets Board for not offering the same purchase price per share for the public shares. If the deal had been finalized as planned, the Cukurova Group's effective interest in Turkcell would have decreased approximately to 13.3% and Sonera's effective interest would have increased to 64.1%. On May 23, 2005, Cukurova Holding announced that the exclusive negotiation obligation period was finalized without a conclusion on a share purchase/sale agreement between the parties. In the same announcement, it was noted that, as a result of public reaction and opinions raised at Annual Shareholders' Meeting on the issue, Cukurova Group will start to work on options that may not lead to a change in control structure of Turkcell and/or Turkcell Holding AS.

        Following Cukurova Holding's announcement, Sonera has filed a request for arbitration at the ICC. Sonera has also filed a request for interim measures at a Civil court in Geneva. Sonera demanded from the court to prohibit Cukurova Holding to initiate or continue contacts with third parties other than Sonera, with a view to sell or pledge shares in Turkcell Holding.

        On April 29, 2005, at the Annual Shareholders' Meeting, the shareholders of Turkcell have decided to distribute all of its distributable income (as defined in the financial statements prepared in accordance with the accounting standards promulgated by the Turkish Capital Markets Board) for the year ending December 31, 2004. The dividend will be in the form of 50% cash and 50% bonus shares. The net distributable income, after deducting legal reserves, amounts to TRY 500.3 million (equivalent to $364,990 at March 31, 2005). Accordingly, the dividend will be distributed as follows:





                                 Amount per
                                    Share                  Total                     $ equivalent
                               (TRY in full)           (TRY million)                March 31, 2005
                               -------------            -----------                 --------------


                                       21


Dividend cash                    0.000134848               250.1                          182,495
Dividend bonus shares                      -               234.1                          170,795



        Payment of cash dividend has commenced on May 17, 2005 and distribution of bonus share certificates has commenced on May 31, 2005.

        Turkcell is currently in the process of merging 1,000 existing ordinary shares, each having a nominal value of 0.001 TRY, to one ordinary share having a nominal value of TRY 1. On May 23, 2005, the bonus share certificates have been registered by Turkish Capital Market Board and the Istanbul Stock Exchange and started to be distributed to the shareholders of Turkcell.


(20)    Commitment and Contingencies

        As of December 31, 2004 and March 31, 2005, commitments and contingent liabilities comprised the following:




                                                               December 31,            March 31,
                                                                   2004                   2005
                                                          ------------------------  -----------------
Bank Letters of Guarantee                                 $               257,607             61,179
Guarantees
      Irancell Consortium                                                 285,842            272,068
             Iranian Authorities-Payment Guarantee                        285,842            272,068
      Digital Platform                                                     25,066             19,536
          BNP--Brussels (Buyer Credit)                                     19,634             14,924
          BNP--Hungary (Buyer Credit)                                       4,845              4,612
          BNP--Brussels (Financial Loan)                                      470                  -
          Websterbank--USA                                                    117                  -
Purchase Commitments                                                      229,560            167,705
   Nokia                                                                  147,052            103,730
   Ericsson AB                                                             46,964             35,040
   Sysdate                                                                  9,045              5,935
   Asli Gazetecilik                                                        17,500             15,000
   ADD Production Medya AS ("ADD")                                          8,000              8,000
   ABN Amro Finansal Kiralama AS ("ABN Amro Leasing")                         999                  -


        As of March 31, 2005, the Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Treasury amounting to TRY 14.0 million (equivalent to $10,179 at March 31, 2005) (December 31, 2004: $215,318), and customs authorities, private companies and other public organizations amounting to TRY 68.7 million (equivalent to $50,125 at March 31, 2005) (December 31, 2004:
        $41,522). In addition, as of March 31, 2005, the Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $875 (December 31, 2004: $767).

        Subsequent to March 31, 2005, the bank letter of guarantee given to the Turkish Treasury in relation to the settlement agreement with the Turkish Treasury has been released.

        As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a payment guarantee to the Iranian Authorities amounting to EUR 300 million for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. Turkcell guaranteed EUR 210 million (equivalent to $272,068 at March 31, 2005) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, Turkcell has notified HSBC plc that it does not request any more extension of the payment guarantee and stated that HSBC plc can release the payment guarantee. On July 26, 2005, EUR 210 million guarantee has been released. In addition to the upfront license fee, if the Iranian subsidiary of the Company is formally established and if license is awarded, the Iranian subsidiary of the Company will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

        Guarantees on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

        Turkcell has committed to arrange at maximum $150,000 of financing for DCC until the end of 2006. Turkcell has substantially fulfilled the above mentioned commitment by acting as the guarantor of the vendor financing agreements signed by Astelit with Ericsson AB and Ericsson Credit AB, Nokia and ABN Amro NV and Sysdate and ABN Amro NV. In return of these guarantees, Turkcell pledged minority shares of Euroasia.

        Astelit has entered into vendor financing agreements with Ericsson AB and Ericsson Credit AB amounting to $89,042 on June 30, 2004, and with Nokia and ABN Amro NV amounting to EUR 125,000 (equivalent to $161,950 at March 31, 2005) on July 12, 2004. As of March 31, 2005, outstanding purchase commitments to Ericsson AB and Nokia amount to $35,040 and $103,730, respectively.

        Astelit has also entered into a $12,445 supply contract of which $7,214 is financed through a vendor financing agreement signed with Sysdate and ABN Amro NV. As of March 31, 2005, outstanding purchase commitment to Sysdate amounts to $5,935.

        Under a framework agreement, (the "framework agreement") Asli Gazetecilik agreed to provide advertisement services to the Company from July 1, 2002 until October 4, 2004. In consideration, the Company will pay a total amount of $25,000. On May 30, 2004, the Company signed the "Amended Framework Agreement" with Asli Gazetecilik, extending the terms of the agreement until December 31, 2005. As of March 31, 2005, the Company paid $12,500 and obtained respective advertising services amounting to $10,000 in accordance with this agreement.

        With respect to the sponsorships agreement signed between ADD and Turkcell on June 21, 2004, relating to the sponsorship of Besiktas Jimnastik Klubu ("BJK"), a football club in Istanbul, Turkcell has paid $7,000 to ADD on June 23, 2004 for 2004-2005 and 2005-2006 Football
        League Seasons. In respect to the agreement, Turkcell has also committed to pay $8,000 to ADD in two equal instalments on July 1, 2006 and July 1, 2007 with respect to 2006-2007 and 2007-2008 Football League Seasons. On May 31, 2005, BJK informed ADD that they want to terminate the agreement unilaterally and asked for the terms of termination. On June 1, 2005, ADD informed BJK that the agreement may be terminated immediately upon pay back of $3,500 paid for the 2005-2006 Football League Season, related stamp duty and interest and release of the commitment amounting to $8,000. On June 21, 2005, ADD made a repayment to Turkcell amounting to $3,500. On July 19, 2005 Turkcell's commitment amounting to $8,000 has been released with the mutual agreement of the parties.

        Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $50,000 of financing to Euroasia in proportion to their respective shareholding in Euroasia. The loan shall be used by Euroasia to fund its consolidated subsidiary Astelit. The capital of Euroasia will be increased with an amount being equal to the aggregate of the loan amount. Turktell Uluslararasi has fulfilled its commitment amounting to $25,500. However, Eurocorp, which is one of the minority shareholders of Euroasia, could not fulfil its commitment, as a result, in accordance with the shareholders loan agreement, Eurocorp has agreed to sell its 1.4% interest in Euroasia to Turktell Uluslararasi with a consideration of $2,023. On May 19, 2005, the transaction has been completed. The Company's effective interest in Euroasia has increased to 52.4%. According to the share sale and purchase agreement signed on June 2, 2005, Eurocorp has committed to sell its remaining 4.9% interest in Euroasia to Turktell Uluslararasi and other minority shareholder with a cash consideration of $4,046 and $3,304, respectively. Based on the agreement, Turktell Uluslararasi will make related payments in three instalments in three years. On June 15, 2005, required payments for the first instalments amounting to $2,750 and $2,250 have been made by Turktell Uluslararasy and the other minority shareholder, respectively. The Company's effective interest in Euroasia has increased to 54.2%.

        Legal Proceedings

        The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

        Disputes on Ongoing License Fee resolved after the settlement agreement (the "Turkish Treasury Settlement Agreement")

        Dispute on VAT on Ongoing License Fee

        On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. Accordingly, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TRY 91.4 million (equivalent to $66,667 as of March 31, 2005) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from Turkcell and a total of approximately TRY 145.3 million (equivalent to $105,991 as of March 31, 2005) for penalty. Turkcell applied on March 1, 2003 to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell's application was accepted and, accordingly, it received amnesty in respect to VAT on the ongoing license fee. Turkcell and the Tax Office agreed that Turkcell would made payments for the VAT amounts amounting to TRY 45.7 million (equivalent to $33,334 as of March 31, 2005) covering the period between April 1998 and November 2001 by nine equal installments between March 31, 2003 and June 30, 2004. By completing the payments in 2003, Turkcell received a discount of TRY 4.6 million (equivalent to $3,322 as of March 31, 2005).

        Turkcell has begun to make payments for VAT on ongoing license fee with reservation starting from June 2003 and commenced a lawsuit against the Tax Office for the related period. On December 31, 2003, the Tax Court decided that Turkcell would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. Based on its management and legal counsel's opinion, Turkcell has not provided any accrual related with this dispute in its consolidated financial statements as of and for the three month period ended March 31, 2005.

        Dispute on Turk Telekom Transmission Lines Leases

        Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TRY 3 million ($2,205 as of March 31, 2005) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TRY 30.1 million (equivalent to $21,938 as of March 31, 2005). Turkcell did not agree with the Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. As of March 31, 2005, Turkcell recorded a provision of TRY 13.3 million (equivalent to $9,701 as of March 31, 2005) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

        Dispute on National Roaming Agreement

        During the third quarter of 2001, Turkcell was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and Is-Tim's proposal is unreasonable, economically not proportional and technically impossible, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001. According to the Court's decision, the execution of a national roaming agreement between Is-Tim and Turkcell has been prevented. The Telecommunications Authority and Is-Tim have appealed the granting of the injunction and the appeals were disapproved.

        In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry and the Telecommunications Authority. On November 25, 2003, the ICC rendered a decision stating that the case is not under its jurisdiction. In January 2004, Turkcell appealed the decision before the Ankara 13th Court of First Instance. On April 6, 2004, the court dismissed the appeal. Turkcell has appealed this decision. Furthermore, Turkcell had previously initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On April 18, 2002, the court decided that the issue is not under its jurisdiction and transferred the case to Danistay. On September 13, 2003, Danistay rejected Turkcell's request of injunction.

        On March 8, 2002, the Telecommunications Authority issued a new regulation "Regulation on Principles and Procedures Relating to National Roaming Agreements". Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17 sets out penalties to be imposed on any party violating the provisions of the new regulation.

        In a letter dated March 14, 2002, the Telecommunications Authority subjected Is-Tim's request for national roaming to the condition that it be reasonable, economically proportional, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. On April 8, 2002, Turkcell obtained a precautionary injunction from the court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these regulations. Based on the second request for the injunction of the decision, on May 12, 2005 Turkcell received a notification from Danistay that the decisions and actions regarding the notification of Telecommunications Authority dated March 14, 2004 has been ceased until the case is finalized, but rejected Turkcell's request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On January 23, 2004, the ICC rendered a decision stating that the case is not under its jurisdiction. In March 2004, Turkcell appealed the decision before the Ankara 21st Court of First Instance. On December 14, 2004 the court rejected Turkcell's request of annulment of the ICC's decision. Turkcell has appealed this decision.

        On June 9, 2003, the Turkish Competition Board (the "Competition Board") decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined Turkcell by approximately TRY 21.8 million (equivalent to $15,922 at March 31,
        2005). On June 7, 2004, the Competition Board's written decision was communicated to Turkcell. Turkcell initiated a lawsuit requesting the cancellation of the Competition Board's decision. On November 3, 2004 Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized. On December

        10, 2004, Tax Office requested approximately TRY 21.8 million (equivalent to $15,922 at March 31, 2005) regarding the Competition Board decision. On December 30, 2004, Turkcell initiated a lawsuit before the Administrative Court against the Tax Office and the Competition Board's requesting injunction and cancellation of the payment order. The court has sent the case to Danistay and Danistay decided that the issue is not under its jurisdiction and transferred the case to the Administrative Court. Based on its management and legal counsel's opinion, Turkcell has not recorded any accrual for Competition Board's decision.

        The Telecommunications Authority decided that Turkcell has not complied with its responsibility under Turkish regulations to provide national roaming and fined Turkcell by approximately TRY 21.8 million (equivalent to $15,922 at March 31, 2005). On April 7, 2004, Turkcell made the related payment. On May 27, 2004, Turkcell commenced a lawsuit against Telecommunications Authority's decision. On December 1, 2004, the Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected Turkcell's request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On January 3, 2005 Telecommunications Authority paid back TRY 21.8 million (equivalent to $15,922 at March 31, 2005) with respect to the aforesaid injunction of Danistay. Telecommunications Authority appealed the Danistay's decision with respect to the injunction. The appeal has been rejected by General Assembly of Administrative Courts of Danistay. Based on its management and legal counsel's opinion, Turkcell recorded income amounting to TRY 21.8 million (equivalent to $15,922 at March 31, 2005) in its consolidated financial statements as of and for the year ended December 31, 2004.

        If Turkcell is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

        Investigation of the Turkish Competition Board

        The Competition Board commenced an investigation of business dealings between Turkcell and KVK, in October 1999. The Competition Board decided that Turkcell disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined by approximately TRY 7 million (equivalent to $5,088 as of March 31, 2005) and was enjoined to cease these infringements. The Competition Board's written decision was communicated to Turkcell on June 29, 2003 and Turkcell initiated a lawsuit before Danistay for the injunction and cancellation of the decision. Danistay dismissed the request for injunction and Turkcell appealed this decision. General Assembly of Administrative Courts of Danistay dismissed the request for injunction. Turkcell has accrued TRY 7 million (equivalent to $5,088 at March 31, 2005) on its consolidated financial statements as of March 31, 2005.

        Dispute on Collection of Frequency Usage Fees

        On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the "Directorate") regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favor of Turkcell. On March 31, 2003, the appeals court notified Turkcell that it has accepted Telecommunications Authority's appeal and annulled the decision of the lower court. The lower court revised its decision in line with the appeals court's decision. On April 20, 2004, Turkcell paid TRY 145.6 million (equivalent to $106,263 at March 31, 2005) for the frequency usage fees of 2002 including interest through that date with reservation. Turkcell is waiting for the final decision.

        New Action by Turk Telekom on Basic Unit Price

        In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Telecommunications Authority and Turkcell. Article 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its subscribers for calls originating on fixed lines and terminating on Turkcell's network. Pursuant to the injunction by the Danistay, Turk Telekom has informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell appealed the Danistay's decision with respect to the injunction received by Turk Telekom. Its appeal was rejected by General Assembly of Administrative Courts of Danistay. In spite of the injunction obtained from Danistay, for the period between January - April 2003, Turk Telekom made respective payments with reservation.

        With respect to the settlement agreement signed with the Turk Telekom, Turkcell have each made the necessary applications for termination of respective court case.

        Investigation of the Telecommunications Authority on International Voice Traffic

        In May 2003, Turkcell was informed that the Telecommunications Authority had initiated an investigation against Turkcell claiming that Turkcell has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On March 5, 2004, the Telecommunications Authority fined Turkcell by approximately TRY 31.7 million (equivalent to $23,151 at March 31, 2005). On April 9, 2004, Turkcell made the respective payment. On June 2, 2004, Turkcell commenced a lawsuit against the decision of the Telecommunications Authority.

        On November 5, 2004, the Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected Turkcell's request for an injunction to cease application of related items of Telecommunication Authority's regulation with respect to execution of administrative fines to operators. Telecommunications Authority appealed to this decision and the case is sent to General Assembly of Administrative Courts of Danistay and General Assembly of Administrative Courts of Danistay rejected Telecommunication Authority's appeal.

        With respect to the Danistay's injunction on January 26, 2005, Telecommunications Authority paid TRY 18 million (equivalent to $13,133 at March 31, 2005) back to Turkcell and the remaining balance amounting to TRY 13.7 million (equivalent to $10,018 at March 31, 2005) was deducted from Turkcell's payables. Telecommunications Authority appealed this decision. Based on its management and legal counsel's opinion, Turkcell has recorded income amounting to TRY 31.7 million (equivalent to $23,151 at March 31, 2005) in the consolidated financial statements as of and for the year ended December 31, 2004.

        Dispute on Taxation on Investment Tax Credit

        On July 14, 2003, the Tax Office claimed that Turkcell should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, Turkcell should pay TRY 1.8 million (equivalent to $1,311 at March 31,
        2005). The Tax Office also imposed a penalty fee of TRY 4.3 million (equivalent to $3,107 at March 31, 2005). Management decided not to pay such amounts and initiated a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. On September 10, 2003, Turkcell initiated a lawsuit in the tax court related with this dispute. On May 12, 2004, the Tax court decided in favor of Turkcell. The Tax office appealed this decision. The case is still pending. Management and the legal counsel believe that Turkcell will prevail in this matter.

        Investigation of the Telecommunications Authority on Frequency Fee Payments

        On October 23, 2003, the Telecommunications Authority fined Turkcell, claiming that Turkcell has made inadequate annual frequency usage fee payments. The Telecommunications Authority requested TRY 16 million (equivalent to $11,678 as of March 31, 2005) for principal, an interest charge of TRY 10.8 million (equivalent to $7,852 as of March 31, 2005) and a penalty of TRY 63.4 million (equivalent to $46,302 as of March 31, 2005). Management and legal counsel believe that the Telecommunications Authority's decision is due to a misinterpretation of the applicable regulations. On February 20, 2004, Turkcell initiated the legal proceedings for the annulment of the decision. The court rejected Turkcell's request for injunction for annulment of Telecommunications Authority's decision. The case was transferred to upper court. Turkcell's request for injunction was also rejected by the upper court. On April 16, 2004, Turkcell paid TRY 103.7 million (equivalent to $75,690 as of March 31, 2005) including interest through that date regarding the Telecommunication Authority's claim. Turkcell is still waiting for the final decision.

        Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

        On September 18, 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, Turkcell calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to Turkcell a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to TRY 7 million (equivalent to $5,101 at March 31, 2005) and a tax penalty of TRY 9.9 million (equivalent to $7,205 at March 31, 2005). On November 20, 2003, Turkcell initiated a lawsuit in the tax court related with this dispute. On May 31, 2004, the tax court decided in favor of Turkcell. The Tax Office has appealed this decision. The case is still pending. Management and legal counsel believe that Turkcell will prevail in this matter.

        Disputes on annulment of fixed odd betting tender related to establishment and operation of risk management center head agency

        Reklam Departmani Basin Yayin Proje Yapim Danismanlik ve Ticaret Limited Sirketi ("Reklam Departmani") commenced a lawsuit against the Spor Toto Teskilat Mudurlugu in the Ankara Fourth Administrative Court. In the lawsuit, Reklam Departmany claimed for the annulment of fixed odd betting tender related to the establishment and operation of risk management center and acting as head agency. The Company is not a party to the lawsuit but Inteltek's operations may be affected by the court's decision. Accordingly, the Company joined the case. On February 21, 2005, Ankara Fourth Administrative Court rejected the case. Reklam Departmany has appealed the case. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as of March 31, 2005.

        With respect to the same tender Gtech Avrasya Teknik Hizmet ve Musavirlik AS ("Gtech") commenced a lawsuit against Public Tender Authority and Genclik ve Spor Genel Mudurluou in the Ankara Fourth Administrative Court. The Company is not a party to the lawsuit but Inteltek's operations may be affected by the court's decision. Accordingly, the Company joined the case. On February 21, 2005, Ankara Fourth Administrative Court rejected the case. Gtech has appealed the case. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as of March 31, 2005.

(21)    Subsequent Events

        (a) On June 17, 2005, Turktell formed the consortium structure within the frame of Turk Telekom privatization tender. In accordance with the structure, Turktell will have a 40% interest in the consortium. On June 24, 2005, Turktell consortium has given an unconditional and irrevocable letter of guarantee amounting to $30,000 with respect to the bidding. The expiration date is stated on the letter of guarantee as minimum of 364 days from date of issuance. On July 8, 2005, the $30,000 guarantee letter has been released following the Turk Telekom privatization tender results which turned to be in favor of another participant consortium.

        (b) On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests reduction of Turkcell's stake in Irancell to 49%, and submitted to the Guardian Council for their consent. In May 2005, the Guardian Council has given their consent. The consent will be approved by the Iran President.


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


        Turkcell management is assessing the impact of this change to the license agreement including the reduction of Turkcell's stake in Irancell which results in a voting ownership of less than 50% for Turkcell and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. Turkcell's management believes that these developments call into question the future of the Company's investment in Iran and as a consequence of these developments, Turkcell is in the process of evaluating the potential elements of the new structure and extend discussions with local authorities as well as current and potential partners to ensure appropriate ownership structure and management controls in the local company.

        (c) On June 13, 2005, the Cukurova Group announced that Cukurova Group and Alfa Telecom Turkey Limited ("Alfa Turkey") agreed on a $3.3 billion financial package to sell shares of Turkcell Holding. The financial package consists of an approximately $1.7 billion six-year duration loan while the remaining portion will be a six year convertible bond. The bonds can be exchanged into shares of a Cukurova Group company after 18 months, which may lead to a 13.2% indirect ownership of Alfa Group in Turkcell. Finalization of the deal is subject to due diligence process and obtaining the necessary permissions from regulatory authorities. In the same announcement, it was noted that, the funds will be primarily used by Cukurova Group to retire its debt to the SDIF and finance Cukurova Group's option regarding the acquisition of Turkcell and Turkcell Holding AS shares owned by Yapi Kredi.

        (d) On April 15, 2005, Spor Toto Teskilat Mudurlugu, a governmental body, notified Inteltek that Inteltek is obliged to pay TRY 1.4 million (equivalent to $1,046 at March 31, 2005) including 5% interest charge, with the claim of the inadequacy of the system software, failure to spot dealer sales on a live basis and lack of control mechanisms and cause for the non-collection of a certain portion of turnover from dealers, Inteltek management believes that the claim of Spor Toto Teskilat Mudurlugu has no legal base and collection risks from dealer belongs to Spor Toto Teskilat Mudurlugu.

        (e) On May 27, 2005, Kibris Telekom sold all of its shares in Kibrisonline to Digitech Iletisim Limited ("Digitech") for a consideration of TRY 25,000 (equivalent to $18 at March 31, 2005).

        (f) In connection with the redenomination of the Turkish Lira and the change of the nominal value of the Turkcell's ordinary shares, Turkcell ADR ratio was changed from the existing ratio of one ADR to two thousand five hundred ordinary shares to a new ratio of two ADRs to five ordinary shares. One ordinary share is equal to one thousand existing ordinary shares with a nominal value of TL 1,000 until such time as the existing ordinary shares are replaced by new ordinary shares with a nominal value of TRY one, at which time one ordinary share will be equal to one new ordinary share.

        (g) With the amendment to the Privatization Law, on July 3, 2005, definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury has been amended. According to the amendment, interest charges for late collections and indirect taxes such as value added taxes, special transaction tax and stamp duty are excluded from the definition of the gross revenue. This amendment has been approved by the President of Turkish Republic and published at Official Gazette on July 21, 2005. This amendment will come into effect pursuant to the Turkcell's application to the Telecommunications Authority for the revision of related articles of the Licence Agreement and the respective approval of Danistay.




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


SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:    July 29, 2005                        By:  /s/ MUZAFFER AKPINAR
                                                  ----------------------------
                                              Name:    Muzaffer Akpinar
                                              Title:   Chief Executive Officer